Exhibit 2.2

DATED 6 JANUARY 2011

(1) Pioneer Natural Resources USA, Inc.

(2) OMV (Tunesien) Production GmbH

AGREEMENT FOR THE SALE AND PURCHASE

OF THE ENTIRE ISSUED SHARE CAPITAL OF

PIONEER NATURAL RESOURCES ANAGUID LTD.

AND

PIONEER NATURAL RESOURCES TUNISIA LTD.

CityPoint

33rd Floor

1 Ropemaker Street

London EC2Y 9UE

Tel: 44.20.7065.6000

Fax: 44.20.7065.6001

i

ii

THIS AGREEMENT is made on 6 January 2011

BETWEEN

(1)	Pioneer Natural Resources USA, Inc., a company incorporated under the laws of Delaware, under registration number 4541779 and having its registered office at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, United States of America (the “Seller”);

(2)	OMV (Tunesien) Production GmbH, a company incorporated under the laws of Austria under registration number 250795 t and having its registered office at Trabrennstrasse 6-8, 1020 Vienna, Austria (the “Buyer”);

RECITALS:

(A)	Pioneer Natural Resources Anaguid Ltd. (“Pioneer Anaguid”) and Pioneer Natural Resources Tunisia Ltd. (“Pioneer Tunisia” and together with Pioneer Anaguid shall be hereinafter referred to as the “Companies” or each as a “Company”) are each an exempted company incorporated under the laws of the Cayman Islands. Further particulars of the Companies are set out in Schedule 1.

(B)	The Seller is the owner of the entire issued share capital of each Company, which it agrees to sell to the Buyer and which the Buyer agrees to buy from the Seller on the terms and subject to the conditions set forth in this Agreement.

NOW IT IS AGREED as follows:

1.	DEFINITIONS

In this Agreement, the following terms shall have the following meaning, unless the context requires otherwise:

“2010 Accounts” means the fully audited balance sheet, profit and loss account and statement of cash flows, including related notes, of each Company, on a stand alone basis, as at and for the period from 1 January 2010 until the Effective Date, which are to be prepared in accordance with paragraph 3.1(b) of Part I of Schedule 3;

“Accounts” means the unaudited balance sheet of each Company as at 30 September 2010, which is attached hereto as Schedule 9;

“Accounts Date” means 30 September 2010;

“Actual Knowledge of Buyer” means the actual knowledge (and with no duty of enquiry) of Andreas Scheed (General Manager, Buyer), Arno Dettlinger (Vice President, NW Europe, North Africa & Latin America Region, E&P International), Bernd Apelt (Commercial Manager, Buyer), Ali Muhammad (Finance Manager, Buyer), Stefan Waldner (Senior Vice President, Corporate Development & M&A), Andreas Aigner (Head of Department M&A Legal, Corporate Development & M&A), Peter Krois (Head of Exploration, North Africa & Offshore), Jan Steckhan (Advisor Petrophysics, Buyer), Christian Astl (Exploration Advisor, North Africa & Offshore), Tony Reilly (Senior Facility Engineer, Production & Projects), Andrea Iro (Head of HR Business, OMV E&P), Kazim Ali (Senior Expert Project Related HSE) and Julian Roberts (Senior Expert Planning, Assessment, Monitoring; Sustainability & HSSE);

“Actual Knowledge of Seller” means the actual knowledge (and with no duty of enquiry) of Ed Hance, David McManus, Ed Caamano, Tom Hagen, Tom Grau, Dave Simpson, Mark Berg, Chris Cheatwood, Richard Dealy, Timothy Dove and Ralph Watkins;

“Adjusted Bid Amount” means the Base Value, plus Working Capital based on the 2010 Accounts and calculated according to Schedule 6, as finally agreed by the Buyer and the Seller or finalised by the Expert according to Clause 6.8;

“Agreement” means this agreement together with the Schedules;

“Anaguid Exploration Permit” means:

(a)	Convention for Research and Exploitation of Mineral Substances by and among Coho International Limited, ETAP and the State of Tunisia dated 8 April 1992; and

(b)	Joint Venture Agreement and Annexes by and between Coho International Limited and ETAP dated 8 April 1992;

“Anaguid-Durra Application” means the application dated April 8, 2010, the CCH approval dated July 7, 2010 and the amended application dated October 25, 2010;

“Anaguid Interest” means:

(a)	a thirty percent (30%) participating interest conferring all legal and beneficial rights in the Anaguid Exploration Permit and the Anaguid-Durra Application; and

(b)	a sixty percent (60%) interest under the Anaguid JOA;

“Anaguid JOA” means the joint operating agreement by and among Coho Anaguid, Inc., Bligh Tunisia Inc. and Anadarko Tunisia Anaguid Company with an effective date of 1 July 1997, as amended on 2 July 2001, 10 September 2002 and 12 June 2007;

“Base Value” means US$800,000,000 (eight hundred million US Dollars) provided that where the preferential right under the Anaguid JOA is exercised and Closing hereunder involves only the acquisition by the Buyer of the entire issued share capital of Pioneer Tunisia, the Base Value shall be US$695,700,000 (six hundred and ninety five million seven hundred thousand US Dollars);

“BEK Exploration Permit” means:

(a)	Convention for Research and Exploitation of Mineral Substances by and among Elf Acquitaine Tunisie, ETAP and the State of Tunisia dated 22 September 1990, as amended on 26 December 1997 and 12 March 2010; and

(b)	Joint Venture Agreement and Annexes by and among Elf Acquitaine Tunisie, ETAP and the State of Tunisia dated 22 September 1990, as amended on 15 August 1991, 13 May 1996 (as modified on 12 December 1997 and 10 February 2004) and 1 January 2005;

“BEK-Adam Concession” means the application dated 8 April 2003, the CCH approval dated 2 May 2003 (with minor amendment dated May 21, 2003), the official gazettal dated July 1, 2003, and the adoption on 10 April 2004 of the benefits allowed by Article 2 of Decree Law No. 99-93 dated 17 August 1999;

“BEK Interest” means:

(a)	a twenty percent (20%) participating interest conferring all legal and beneficial rights in the BEK Exploration Permit and the BEK-Adam Concession; and

(b)	a forty percent (40%) interest under the BEK JOA;

“BEK JOA” means the joint operating agreement by and among Phillips Petroleum Company Tunisia, Lasmo Tunisia B.V. and Unions Texas Maghreb, Inc. and dated 1 September 1997, as amended 17 September 2001, 17 June 2002 and 18 June 2002;

“Best Knowledge of Seller” means the actual knowledge of Ed Hance, David McManus, Ed Caamano, Tom Hagen, Tom Grau, Dave Simpson, Mark Berg, Chris Cheatwood, Richard Dealy, Timothy Dove and Ralph Watkins and the knowledge those persons would be deemed to have had after making reasonable enquiry;

“Bid Amount” means US$865,692,063 (eight hundred and sixty five million six hundred and ninety two thousand and sixty three US Dollars) comprised of the Base Value plus the Working Capital reflected in the Accounts;

“Business Day” means a day other than a Saturday or Sunday on which banks are generally open for business in New York, United States of America, Vienna, Austria and Tunis, Tunisia (except that any references to Business Day with respect to any provision in this Agreement relating to the timing of Closing or to an obligation to pay any amounts owed hereunder shall not include Tunis, Tunisia);

“Buyer” means OMV (Tunesien) Production GmbH, a company incorporated under the laws of Austria under registration number 250795 t and having its registered office at Trabrennstrasse 6-8, 1020 Vienna, Austria;

“Buyer’s Group” means the Buyer and any other company which is or becomes a subsidiary or holding company of the Buyer or a subsidiary of such holding company;

“Cash in Lieu Agreement” means an agreement for bonus payment in lieu of a stock award between an employee of Pioneer Tunisia and Pioneer Tunisia that is entered into prior to the Closing;

“CCH” means the Comité Consultatif des Hydrocarbures (Consultative Committee of Hydrocarbons) of the Ministry in charge of Energy of Tunisia or any successor Tunisian Governmental Entity;

“Claims Notice” has the meaning given to it in paragraph 4.1 of Schedule 4;

“Closing” has the meaning given to it in Clause 7.1;

“Closing Date” means the date on which Closing occurs;

“Company” and “Companies” has the meaning given to it in Recital (A);

“Company Returns” has the meaning given to it in paragraph 5 of Schedule 7;

“Concessions” means the:

(a)	Anaguid-Durra Application;

(b)	BEK-Adam Concession; and

(c)	JN-Cherouq Concession;

“Conditions” means the conditions contained in Clause 3.1;

“Confidentiality Agreement” means the confidentiality agreement between OMV Aktiengesellschaft and Pioneer Tunisia and Pioneer Anaguid dated 15 November 2010;

“Contributions” means all equity contributions made in the ordinary course of business to Pioneer Anaguid or to Pioneer Tunisia, by the members of the Seller’s Group during the period from (and inclusive of) the Effective Date to (and inclusive of) the Closing Date provided, however, that the Seller shall not be entitled to make capital contributions (i) in excess of US$5,000,000 to Pioneer Anaguid or (ii) any capital contribution to Pioneer Tunisia, without, in either case, the consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) provided further, however, that the contributions made by any member of the Seller’s Group to Pioneer Tunisia pursuant to Clause 12 shall not constitute Contributions for the purposes of this definition;

“Data Room” means the documents and information listed in Schedule 11;

“de minimis claims” has the meaning given to it in paragraph 1.1(a) of Schedule 4;

“Deposit” means the sum equal to 10% of the Bid Amount;

“Deposit Advance” means the sum equal to 5% of the Bid Amount which shall be payable by the Buyer to the Seller by way of deposit at the time of signature of this Agreement and for the purposes of this definition, Bid Amount shall be calculated without regard to any exercise of the preferential right set forth in the Anaguid JOA;

“Disputed Item” has the meaning given to it in Clause 6.2;

“Dividend” means any distribution of distributable reserves by Pioneer Tunisia to the Seller on or after the Effective Date and before Closing (but shall not, for the avoidance of doubt, include any payments permitted under Schedule 5);

“Effective Date” means 00:00 local time in Tunisia on 1 January 2011;

“El Hamra Exploration Permit” means:

(a)	Convention for Research and Exploitation of Mineral Substances by and among Eurogas International, Inc., Pioneer Tunisia, ETAP and the State of Tunisia dated 5 April 2002, as amended 13 February 2006; and

(b)	Joint Venture Agreement and Annexes by and among Eurogas International Inc., Pioneer Natural Resources Tunisia Ltd and ETAP dated 5 April 2002;

“El Hamra Interest” means a fifty percent (50%) participating interest conferring all legal and beneficial rights in the El Hamra Exploration Permit;

“Employee List” has the meaning given to it in paragraph 5(a) of Part I of Schedule 3;

“Encumbrance” means any mortgage, charge (fixed or floating), pledge, lien, option, right to acquire, right of first offer, right of pre-emption, assignment by way of security or trust arrangement for the purpose of providing security or other security interest of any kind (including any retention arrangement), over-riding royalty or other restriction or limitation of a similar nature or any agreement to create any of the foregoing;

“ETAP” means the Entreprise Tunisienne d’Activités Pétrolières;

“ETAP Receivables” means costs or expenses incurred or paid by the Companies, the Companies’ predecessors in interest or any other current or former party to the Key Agreements in connection with any of the Interests prior to the Effective Date which are attributed to, or are collectable in connection with, any amounts receivable due from ETAP;

“Expert” has the meaning given to it in Clause 6.6;

“Exploration Permits” means:

(a)	the Anaguid Exploration Permit;

(b)	the BEK Exploration Permit;

(c)	the El Hamra Exploration Permit; and

(d)	the JN Exploration Permit;

“First Disclosure Letter” means the letter which is attached in Schedule 12;

“Governmental Entity” means any public international, multinational or transnational organisation or any national, state, municipal or local governmental, legislative, administrative or other person, authority, ministry, department, agency, instrumentality, office, organisation or stock exchange having jurisdiction over the Seller, the Buyer or the Companies or their respective properties or assets;

“Guarantees” means the guarantees which are listed in Schedule 21;

“holding company” shall have the meaning given to that term by the Companies Act 2006 of England;

“Hydrocarbon Code” means, with respect to any Interest, whichever of (a) Decree Law No. 85-9 dated 14 September 1985 or (b) Decree Law No. 99-93 dated 17 August 1999 is applicable thereto;

“Interest” means any of, and “Interests” means all of:

(a)	the Anaguid Interest;

(b)	the BEK Interest;

(c)	the El Hamra Interest; and

(d)	the JN Interest;

“Interim Period” means the period from the date of this Agreement to the Closing Date (both dates inclusive);

“JN Exploration Permit” means:

(a)	Convention for Research and Exploitation of Mineral Substances by and among AGIP Tunisia B.V., ETAP and the State of Tunisia dated 16 April 1996, as amended 15 February 2007 and 22 February 2010; and

(b)	Joint Venture Agreement and Annexes by and among AGIP Tunisia B.V. and ETAP dated 16 April 1996, as amended 20 June 2000;

“JN-Cherouq Concession” means the application dated 10 November 2007, the CCH approval dated 17 December 2007 and the official gazettal dated 25 April 2008;

“JN Interest” means a fifty percent (50%) participating interest conferring all legal and beneficial rights in the JN Exploration Permit and the JN-Cherouq Concession;

“JOA” means any of, and “JOAs” means all of:

(a)	the Anaguid JOA; and

(b)	the BEK JOA;

“Key Agreement” means any of, and “Key Agreements” means all of:

(a)	the Exploration Permits;

(b)	the Concessions; and

(c)	the JOAs;

“Law(s)” means any law, statute, regulation, rule, ordinance, decree, principle of civil, administrative or common law, governmental or administrative instruction and any treaty.

“Long Stop Date” means:

(a)	28 February 2011; or

(b)	such other date as may be mutually agreed in writing by the Parties;

“Losses” means losses, costs, damages, liabilities, interests, charges, expenses, fines, penalties and environmental clean up costs but Losses shall not include any internal costs of a Party;

“Material Adverse Event” means one or more events which individually or in the aggregate has an adverse effect on the Interests or on the business, operations, financial condition or assets of the Companies and which results, or is reasonably likely to result, in Losses to the Companies exceeding the Materiality Threshold; provided, however, that for the purposes of this definition, no event arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been or may be, a Material Adverse Event: (i) general changes, developments or conditions in any national, regional or world economy or in the industries in which the Companies operate or in commodity prices, (ii) financial or other market or political conditions (including any changes or instabilities in political conditions), (iii) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Companies due to the announcement and performance of this Agreement or the identity of the Parties, (iv) natural disasters, acts of war or terrorism, (v) the fact that the Companies failed to meet any projections, forecasts, or revenue or earnings predictions for any period, (vi) the performance of and compliance with this Agreement and the transactions contemplated hereby and any action taken or omitted to be taken by the Companies at the request or with the prior written consent of the Buyer, (vii) changes after the date hereof in any Laws or regulations or applicable accounting regulations or principles or the interpretations thereof or (viii) any adverse consequences to reserves or resource potential resulting from drilling activities (excluding, for the avoidance of doubt, any blow-out or similar adverse physical event). For the avoidance of doubt, the fact that events are excluded from the definition of Material Adverse Event is not a limitation on the Warranties or Seller’s covenants;

“Material Agreement” means:

(a)	each Key Agreement;

(b)	the ENI Oil Marketing Agreement dated 12 September 2003 by and among Pioneer Tunisia and ENI S.p.A. Refining and Marketing Division, as amended on 21 February 2007;

(c)	the Gaz du Sud Agreement dated 8 March 2007 by and among ETAP, ENI Tunisia B.V., ENI Tunisia BEK B.V., Pioneer Tunisia and Talisman Resources (Tunisia) Limited on one hand, and la Société Tunisienne de l’Electricté et du Gaz on the other hand;

(d)	the Adam Gas Sales Contract dated 22 February 2010 by and among ETAP, ENI Tunisia B.V., ENI Tunisia BEK B.V., Pioneer Tunisia and Talisman Resources (Tunisia) Limited on one hand, and la Société Tunisienne de l’Electricté et du Gaz on the other hand; and

(e)	the Trapsa Agreement dated 1 January 2007 by and among La Compagnie des Transports par Pipe-Line au Sahara and Pioneer Tunisia;

“Materiality Threshold” means 15% of the Bid Amount;

“Notice” has the meaning given to it in Clause 16.1;

“Objection Notice” has the meaning given to it in Clause 6.4;

“Order” means any permit or licence or any judgment, injunction, order, rulings, decree or other restriction of any Governmental Entity, court or tribunal;

“Party” means any of the Seller, the Buyer and “Parties” shall mean all of them;

“Person” means any natural person, company, corporation, partnership, limited partnership, limited liability company, trust, unincorporated organization, joint venture, Governmental Entity, or other entity;

“Pioneer Anaguid” has the meaning given to it in Recital (A);

“Pioneer Services Agreement” means the transitional services agreement to be entered into between Seller and Buyer upon Closing, consistent with the principles set forth in Schedule 13;

“Pioneer Tunisia” has the meaning given to it in Recital (A);

“President” has the meaning given to it in Clause 6.6;

“Relevant Claim” means a claim by the Buyer arising in connection with a breach by the Seller of any Warranty or under or pursuant to any covenant, indemnity or other term of any Transaction Document;

“Relief” means, unless the context otherwise requires, any allowance, credit, deduction, exemption or set-off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or any saving or repayment of Tax (including any interest in respect of Tax);

“Royalty” means any royalty payment to be paid to ETAP or any Tunisian Governmental Entity pursuant to the Hydrocarbons Code and/or the Concessions and relating to the Interests;

“Royalty Liability” has the meaning given to it in paragraph 1.1(b) of Schedule 7;

“Schedule” means any of the schedules attached hereto;

“Second Disclosure Letter” means the letter from the Seller to the Buyer to be delivered prior to Closing in accordance with Clause 7.6;

“Seller” means Pioneer Natural Resources USA, Inc., a company incorporated under the laws of Delaware, under registration number 4541779 and having its registered office at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, United States of America;

“Seller’s Group” means the Seller and all its subsidiaries, all its holding companies and all the other subsidiaries of each of its holding companies (other than the Companies);

“Shares” means:

(a)	1,000 ordinary shares with a par value of US$1 each in the capital of Pioneer Anaguid, comprising the entire issued share capital of Pioneer Anaguid; and

(b)	1,000 ordinary shares with a par value of US$1 each in the capital of Pioneer Tunisia, comprising the entire issued share capital of Pioneer Tunisia;

“subsidiary” shall have the meaning given to that term by the Companies Act 2006 of England;

“Tax” means all forms of taxation including income, withholding, corporation, capital gains, inheritance, value added, employment, property, sales, goods, wealth, customs and other import or export duties, excise duties, stamp duties, transfer taxes, social security or other similar contributions and all charges, duties, imposts and levies of a similar nature, and any interest, penalty, surcharge or fine relating to such taxation;

“Tax and Royalty Audit Adjustments” has the meaning given to it in paragraph 6(a) of Schedule 7;

“Tax Authority” means any authority competent to impose, administer or collect any Tax;

“Tax Liability” means an obligation or liability of either Company to make or suffer an actual payment of Tax;

“Tax Warranties” shall have the meaning given to it in Clause 9.1;

“Third Party Claim” has the meaning given to it in paragraph 4.1 of Schedule 4;

“Transaction” means the sale and purchase of the Shares pursuant to this Agreement provided that where the preferential right under the Anaguid JOA is exercised and Closing hereunder involves only the acquisition by the Buyer of the entire issued share capital of Pioneer Tunisia, the Transaction shall mean the sale and purchase of the Shares in Pioneer Tunisia only;

“Transaction Documents” means this Agreement and the other documents entered into by the Parties in connection with the Transaction including the First Disclosure Letter, the Second Disclosure Letter, the Pioneer Services Agreement and the transfers of the Shares;

“Transfer Tax” means stamp or similar taxes, fees and levies imposed by a competent authority in Tunisia with respect to the transactions contemplated by this Agreement;

“Undisclosed Known Breaches” has the meaning given to it in Clause 3.3;

“US$” or “US dollars” means US dollars, the lawful currency of the United States of America;

“Violation Claim” means any proceeding, claim, dispute, demand or assertion by a third party or Governmental Entity under the Material Agreements or Tunisian Law arising as a result of the execution or performance of this Agreement including the consummation of the transactions contemplated hereby (including any proceeding, claim, dispute, demand or assertion concerning any right of pre-emption or right of first offer, consent or approval required under the Material Agreements or Tunisian Law);

“Warranties” means the warranties of the Seller contained in Part I of Schedule 3 and “Warranty” shall be construed accordingly; and

“Working Capital” has the meaning ascribed to it in Schedule 6.

2.	SALE OF SHARES AND CONSIDERATION

2.1	The Seller shall sell and the Buyer shall buy the Shares with legal effect from Closing.

2.2	The Shares shall be sold to the Buyer hereunder together with all rights attaching to them.

2.3	The consideration to be paid by the Buyer to the Seller for the purchase of the Shares shall be the Adjusted Bid Amount. At Closing, the following amount shall be paid by the Buyer to the Seller in US dollars in immediately available funds for same day value by wire transfer to the bank account of the Seller specified in a written notice delivered by the Seller to the Buyer prior to Closing:

(a)	the Bid Amount or, where the 2010 Accounts have been finalized prior to the Closing in accordance with Clauses 5 and 6 and Schedule 6, the Adjusted Bid Amount; plus

(b)	the amount of Contributions, in the event any Contributions are made, which amount shall be notified by the Seller to the Buyer no less than five (5) Business Days prior to Closing; minus

(c)	the amount of the Deposit Advance; minus

(d)	the amount of the Dividends, if any, declared and paid in accordance with Clause 5.4.

2.4	Where the 2010 Accounts have not been finalized prior to the Closing, as a separate and independent obligation in connection with the transactions contemplated herein, the Buyer shall also pay to the Seller the price adjustment, if any, in accordance with Clause 5. Upon payment of the amounts referred in Clause 2.3, all loans and inter-company payables owed by either Company to a member of the Seller’s Group shall be deemed finally settled and paid in full.

2.5	Contemporaneously with the execution and delivery of this Agreement by the Parties:

(a)	the Deposit Advance shall be paid by the Buyer to the Seller in accordance with Clause 4.1;

(b)	the Seller shall provide the Buyer with a certified copy of the resolutions, dated as of or prior to the date of this Agreement, of the board of directors of the Seller which authorises the execution of, and consummation of all transactions contemplated under, each Transaction Document to which the Seller is or is to be a party; and

(c)	the Buyer shall provide the Seller with a statement in English issued by the compliance officer of the Buyer’s ultimate parent company on or prior to the date of this Agreement confirming that the supervisory board of the Buyer’s ultimate parent company has authorised the execution of, and consummation of all transactions contemplated under, each Transaction Document to which the Buyer is or is to be a party.

2.6	Contributions paid or otherwise in respect of any currency other than US dollars shall, for the purposes of this Agreement, be converted into US dollars in accordance with the Seller’s normal accounting procedure applied on a consistent basis.

2.7	In the event a party to the Anaguid JOA timely exercises its pre-emption rights thereunder pursuant to the Anaguid JOA, then Closing hereunder shall involve only the acquisition of the entire issued share capital of Pioneer Tunisia by the Buyer and:

(a)	the amount payable by the Buyer to the Seller contemporaneously with completion of the acquisition of the entire issued share capital of Pioneer Tunisia shall be equal to:

(i)	the amount calculated and to be paid at Closing pursuant to Clause 2.3; minus

(ii)	the amount allocated pursuant to paragraph 1 of Schedule 18; minus

(iii)	the amount of Contributions to Pioneer Anaguid; and

(b)	any and all obligations, liabilities and Warranties of the Seller and any and all obligations, liabilities and warranties of the Buyer relating to Pioneer Anaguid and the Anaguid Interest shall be null and void and all provisions relating to Closing (including Schedule 2) shall be deemed amended to refer to the transfer of Shares in Pioneer Tunisia only.

3.	CONDITIONS AND CONDUCT TO CLOSING

3.1	Closing is conditional upon the following conditions being fulfilled (or waived as provided in Clauses 3.2, 3.4 and/or 3.5, as applicable) on or before the Long Stop Date:

(a)	(i)	each of the Warranties shall be true and correct in all respects as of the Closing as though made on and as of the Closing (except those Warranties that are made as of a specific date which need only be true as of such specific date); and

(ii)	the Seller shall have performed in all respects all obligations required to be performed by it under this Agreement at or prior to Closing,

provided that the Conditions in this Clause 3.1(a) shall nonetheless be deemed fulfilled for all purposes of this Clause 3.1(a) with respect to any failure of any such Warranty to be so true and correct in all respects and/or the failure of the Seller to have so performed in all respects any of such obligations where all such failures would not, individually or in the aggregate, be reasonably likely to result in Losses to the Buyer or the Companies in excess of the Materiality Threshold (or the equivalent thereof in any other currency);

(b)	each of the warranties of the Buyer referred to in Clause 14 (except those warranties that are made as of a specific date which need only be true as of such date) shall be true and correct in all material respects as of the Closing as though made on and as of the Closing;

(c)	the Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to Closing;

(d)	no Governmental Entity shall have issued an order which remains in effect as of the Closing (which is capable of being enforced) which prohibits the consummation of the transactions contemplated herein;

(e)	the absence of occurrence of any Material Adverse Event; and

(f)	no applicable Governmental Entity having jurisdiction over either Party shall have notified either Party in writing that merger control clearance is required, which requirement remains in effect as of the Closing, to consummate the transactions contemplated herein.

3.2	Notwithstanding anything to the contrary in this Agreement, if prior to Closing the Buyer becomes aware that there are one or more breaches of Warranties and/or any of the Seller’s covenants under this Agreement that would result in the failure of any of the Conditions in Clause 3.1(a) being satisfied, then the Buyer shall elect either to:

(a)	terminate this Agreement prior to Closing by serving a written notice on the Seller prior to Closing of the Buyer’s election to terminate this Agreement in which case the Deposit Advance paid to the Seller pursuant to Clause 4.1 shall be returned to the Buyer pursuant to Clause 3.8; or

(b)	waive (subject to Clause 3.3) all such breaches for all purposes of this Agreement (and the Buyer’s failure to notify the Seller prior to Closing pursuant to Clause 3.2(a) shall (subject to Clause 3.3) constitute an irrevocable election by the Buyer to waive all such breaches for all purposes) and proceed to Closing and, without in any way limiting the generality of the foregoing, the Buyer shall have no right or entitlement to seek damages or any other remedy in respect of any such breaches pursuant to this Agreement or otherwise, provided that the Buyer’s right to elect to terminate this Agreement pursuant to Clause 3.2(a) shall be subject to the Buyer having not intentionally or wilfully breached this Agreement in a manner that results in one of the Conditions not being satisfied and where the Buyer is then in such breach under this Agreement, the Buyer shall have no right to make an election pursuant to said Clause 3.2(a); provided further that where the aggregate Losses arising from the breaches in question do not cause any of the Conditions in Clause 3.1(a) not to be satisfied, then the Buyer shall proceed to Closing and, subject to Schedule 4, shall be entitled after Closing to bring claims for all such breaches.

3.3	Should the Closing occur pursuant to Clause 3.2(b) above and notwithstanding the waiver contained in Clause 3.2(b), the Buyer’s waiver provided under said Clause shall not apply and the Buyer shall (subject to the other terms and provisions of this Agreement, including, except as otherwise specified below, of Schedule 4) be entitled to make a Relevant Claim:

(a)	(i)	in respect of a breach prior to Closing of any of the Warranties or obligations set out in Clause 3.1(a), if, to the Actual Knowledge of Seller as of the execution and delivery of this Agreement, such Warranties or obligations were breached (such breaches referred to herein as “Undisclosed Known Breaches”) and provided that, if such Undisclosed Known Breaches had not occurred, the Materiality Threshold referenced in the proviso of Clause 3.1(a) would nevertheless have been exceeded by Losses relating to other breaches. In this case, the Buyer shall only be entitled to recover the Losses relating to the Undisclosed Known Breaches (the other breaches being waived in accordance with Clause 3.2(b)), and the threshold provided for under paragraph 1.1(b) of Schedule 4 shall not be applicable to Relevant Claims relating to such Losses for the Undisclosed Known Breaches;

(ii)	in respect of all breaches of the Warranties or obligations set out in Clause 3.1(a) prior to Closing, if the Materiality Threshold referenced in the proviso of Clause 3.1(a) would not have been exceeded but for the existence of Undisclosed Known Breaches. In this case, the threshold provided for under paragraph 1.1(b) of Schedule 4 shall not be applicable to the Relevant Claims relating to the portion of the Losses for the Undisclosed Known Breaches.

For the avoidance of doubt, if the Materiality Threshold referenced in the proviso of Clause 3.1(a) is not exceeded by breaches of the Warranties or obligations set out in Clause 3.1(a) (including any Undisclosed Known Breaches), the threshold provided for under paragraph 1.1(b) of Schedule 4 shall be applicable to all Relevant Claims including Relevant Claims relating to the Losses for any Undisclosed Known Breaches.

3.4	If any of the Conditions set forth in Clauses 3.1(a), (d), (e) or (f) have not been fulfilled, or otherwise waived in writing by the Buyer, in its sole discretion, on or before the Long Stop Date then this Agreement shall terminate immediately.

3.5	If any of the Conditions set forth in Clauses 3.1(b) or (c) have not been fulfilled (in so far as such non-fulfilment results in the failure by the Buyer to pay any of the amounts set forth in Clause 2) or otherwise waived in writing by the Seller, in its sole discretion, on or before the Long Stop Date then this Agreement shall terminate immediately.

3.6	Where this Agreement is terminated prior to Closing pursuant to any applicable provision of this Agreement, each Party shall be released from its obligations under this Agreement (other than Clauses 3.7, 3.8, 3.9, 4.1, 10.2, 15, 16, 17, 18, 19 and 20) without any further action of the Parties and no Party shall have any claim or liability to the other Party, other than in respect of any breach of Clauses 3.7, 3.8, 3.9, 4.1, 10.2, 15, 16, 17, 18, 19 and 20.

3.7	Notwithstanding any other provision of this Agreement, where any of the Conditions set out in Clause 3.1(b) and/or 3.1(c) (in so far as such non-fulfilment results in the failure by the Buyer to pay any of the amounts set forth in Clause 2) have not been satisfied and not waived by the Seller, at its sole discretion, prior to the Closing, the sole and exclusive remedy of the Seller shall be to retain the Deposit Advance paid to the Seller pursuant to Clause 4.1 and to be paid an additional amount from the Buyer equal to the Deposit Advance payment, which additional payment shall be made by the Buyer no later than five (5) Business Days following the date of termination of this Agreement provided that nothing in this Clause 3.7 shall constitute a limitation on the Seller’s right to recover damages or claim any other remedy for a breach by the Buyer of Clause 4.1, 10.2, 10.3 and/or 15.

3.8	Notwithstanding any other provision of this Agreement, where any of the Conditions set out in Clause 3.1(a) are not satisfied and not waived by the Buyer at its sole discretion prior to the Closing, the sole and exclusive remedy of the Buyer shall be a right to recover from the Seller the Deposit Advance paid to the Seller pursuant to Clause 4.1 and any reasonable and documented out-of-pocket expenses incurred by the Buyer in relation to this Agreement provided that where the Seller has intentionally and wilfully breached its obligation to deliver the Shares at the Closing, the Buyer shall also be entitled to an additional amount from the Seller equal to the Deposit Advance which shall be made by the Seller no later than five (5) Business Days following the date of termination of this Agreement provided further that nothing in this Clause 3.8 shall constitute a limitation on the Buyer’s right to recover damages or claim any other remedy for a breach by the Seller of Clause 15.

3.9

Notwithstanding any other provision of this Agreement, where this Agreement is terminated solely because of the failure to satisfy any of the Conditions set out in Clauses 3.1(d), (e) and/or (f), the sole and exclusive remedy of the Buyer shall be a right to recover from the Seller the Deposit Advance paid to the Seller pursuant to Clause 4.1 (which shall be paid by the Seller to the Buyer within five (5) Business Days following the date of termination of this Agreement) provided that nothing in this Clause 3.9 shall constitute a limitation on the Buyer’s right to recover damages or claim any other remedy for a breach by the Seller of Clause 15 and provided further that where this Agreement is terminated solely as a result of any aforesaid failure, the

Seller shall be entitled to retain the Deposit Advance and recover an additional amount from Buyer equal to the Deposit Advance (which additional amount shall be paid within five (5) Business Days after the date of termination)where the Buyer is in material breach of any of its covenants under this Agreement.

3.10	The Parties shall use their best endeavours to ensure that the Conditions are fulfilled as soon as reasonably practicable and, in any event, no later than at the Long Stop Date, which shall include an obligation by Buyer and the Seller (to the extent reasonably applicable to the Seller) to use its best efforts to prevent the failure of the Conditions in Clauses 3.1(d) and 3.1(f) and to seek to have overturned or revoked any order or merger clearance notification or requirement which would result in a failure of the Conditions set out in Clauses 3.1(d) and/or 3.1(f). Compliance by a Party with its obligations set forth in this Clause 3.10, shall not deprive the other Party from claiming any remedies available to such Party pursuant to Clauses 3.7, 3.8 or 3.9, as applicable.

3.11	Prior to Closing, the Parties shall agree on a date, time and venue for meetings with any Governmental Entity of Tunisia and shall consult with each other and obtain each other’s consent (not to be unreasonably withheld, conditioned or delayed) and approval prior to commencing any correspondence or discussions with the Government of Tunisia in connection with the transactions contemplated by this Agreement. To the extent that either Party or any of their affiliates receives any correspondence (in whatever form) from the Government of Tunisia relating to the transactions contemplated by this Agreement, such receiving Party shall send a copy of such correspondence, if it is in written form, or otherwise communicate such correspondence (with a written summary to follow), if it is in oral form, to the other Party as soon as reasonably practicable after receipt of such correspondence.

3.12	If this Agreement is terminated prior to the Closing for any reason, then the amounts referred to in Clauses 3.7, 3.8, 3.9 and 4.1 are reasonable and necessary and represent a genuine pre-estimate of the Loss that the Seller or the Buyer, as the case may be, would suffer as a result of termination and such amounts are payable as liquidated damages and not as penalties.

3.13	Between the date of this Agreement and Closing, the Parties shall reasonably cooperate with each other and use commercially reasonable efforts to effect a smooth transition of the ownership and operation of the Companies and the Seller shall use reasonable efforts to ensure that all material documentation of the Companies in Seller’s possession is transferred to the Buyer within sixty (60) days after Closing provided that the Seller shall be entitled to keep copies of such material documentation for the purposes of its records provided further that no material documentation shall be removed from the office in Tunis of Pioneer Tunisia prior to Closing.

4.	DEPOSIT

4.1	Upon the date of this Agreement or the next day, the Buyer shall pay to the Seller the Deposit Advance in immediately available funds in US dollars by wire transfer to the bank account of the Seller specified in writing by the Seller for value. If the Deposit Advance is not received in accordance with Clause 4.1, the Seller:

(a)	shall have an action in debt for the amount of the Deposit Advance; and

(b)	may unilaterally terminate this Agreement by notice in writing to the Buyer in the event that:

(i)	evidence reasonably satisfactory to the Seller from the paying bank that the Buyer has delivered irrevocable wire transfer instructions to the paying bank to initiate the transfer of the wire to the Seller (to the account nominated by the Seller) for the Deposit Advance is not received by the Seller from the Buyer within three (3) Business Days of the date of this Agreement; or

(ii)	the Seller does not receive the Deposit Advance within eleven (11) Business Days of the date of this Agreement,

upon which termination the Seller shall have a further action against the Buyer for an additional amount equal to the Deposit Advance (the Parties hereby agree and acknowledge that in the event of such termination the Seller shall be entitled to an amount equal to no less than the Deposit).

4.2	Except as provided in Clauses 3.2(a), 3.8 and 3.9, the Deposit Advance paid to the Seller pursuant to Clause 4.1 shall not be refundable and shall be retained by the Seller and (if Closing occurs) applied in part satisfaction of the obligation of the Buyer to pay the Bid Amount as provided in Clause 2.3.

5.	PRICE ADJUSTMENT

5.1	The Bid Amount has been calculated by the Buyer as the Base Value, plus the Working Capital on the basis of the Accounts and according to Schedule 6.

5.2	In the event the 2010 Accounts show a different Working Capital than that resulting from the Accounts, the Bid Amount will be adjusted upwards or downwards, on a US dollar for US dollar basis, in accordance with the procedure set out in Schedule 6; provided that no such adjustment shall be made to the Bid Amount with respect to differences in Working Capital resulting from changes in the amount of the ETAP Receivable attributable to the JN Interest from the Accounts to the 2010 Accounts, it being agreed that for purposes of the calculation of Working Capital in the 2010 Accounts, the amount of the ETAP Receivable attributable to the JN Interest shall be US$16,059,416.

5.3	In the event that the 2010 Accounts are finalized after the Closing Date in accordance with Clause 6 below, then any payment due by the Buyer to the Seller or by the Seller to the Buyer shall be paid within five (5) Business Days after such finalization.

5.4	The Seller shall be, prior to Closing, entitled to distribute as a Dividend up to thirty seven million US dollars (US$37,000,000), provided that Pioneer Tunisia holds sufficient cash amount to carry out such distribution and that no loan or other credit facility will be required in order to implement such distribution. Should a distribution be made on or following the Effective Date and prior to the Closing Date, the Seller shall inform the Buyer at least five (5) Business Days prior to the anticipated Closing Date of the amount of the Dividend. Such amount will be deducted from the amount to be paid by the Buyer at Closing in accordance with Clause 2.3(d).

6.	2010 ACCOUNTS

6.1	Preparation of the 2010 Accounts

(a)	As soon as reasonably practicable after the Effective Date and in any event within sixty (60) Business Days following the Effective Date, the Seller shall ensure that the Companies prepare the 2010 Accounts on the basis of the principles set out in paragraph 3.1(b) of Part I of Schedule 3, together with the calculation of the Working Capital.

(b)	The Working Capital calculation (together with the 2010 Accounts and together with an unqualified statement from the Seller’s auditors with respect to the 2010 Accounts) shall be sent as soon as reasonably practicable to the Buyer (with a copy to the Buyer’s auditors where the Buyer has notified the Seller in writing of the identity and address of the Buyer’s auditors).

(c)	In the event the Closing occurs prior to the sixty (60) Business Day period referred to in Clause 6.1(a) above, the Buyer shall procure that the Companies provide to the Seller all reasonable assistance to perform its obligations hereunder, including reasonable access to all working papers, accounts and documents and access to and reasonable cooperation from relevant personnel.

(d)	In the event that the Seller fails to submit the 2010 Accounts and the Working Capital calculation to the Buyer within sixty (60) Business Days following the Effective Date, the Buyer shall prepare the 2010 Accounts and the Working Capital calculation, and the remaining provisions of this Clause 6 shall be construed in such a manner whereby it is deemed that the Buyer submits the 2010 Accounts and the Working Capital calculation and the Seller is entitled to review and confirm such calculations.

(e)	The Buyer’s auditors shall be entitled to review all the documents referred to in this Clause 6.1 and to discuss with the Seller and the Seller’s auditors any matters arising therefrom. The Seller shall, in particular, ensure that the Buyer’s auditors are granted reasonable access to all working papers and other relevant documents of the Seller’s auditors and receive reasonable cooperation from the latter’s relevant personnel.

(f)	The costs and expenses arising in connection with an audit of the 2010 Accounts required pursuant to this Clause 6 shall be borne by the Companies.

6.2	Within twenty (20) Business Days from the date of receipt of the 2010 Accounts and the Working Capital calculation, the Buyer shall review such documents and confirm in writing to the Seller, whether or not it approves the 2010 Accounts and the Working Capital calculation, explaining in writing any disputed item concerning the 2010 Accounts and the Working Capital calculation (“Disputed Item”). If after such time limit, the Buyer has not confirmed in writing to the Seller whether or not it approves such 2010 Accounts and Working Capital calculation, they shall be deemed to have been approved by the Buyer and shall become final and binding on the Parties.

6.3	If the Buyer confirms its agreement with the 2010 Accounts and the Working Capital calculation (either as presented to it initially or as modified in such a manner that it has approved them), the 2010 Accounts and the Working Capital calculation shall become final and binding on the Parties.

6.4	Disputed Items shall be notified by the relevant Party in writing (such notification being an “Objection Notice”). Any Objection Notice shall set out in reasonable detail the Party’s reasons for such non-acceptance and specify the adjustments which, in such Party’s opinion, should be made to the 2010 Accounts and the Working Capital calculation in order to comply with the provisions of this Agreement and accompanied by such Party’s calculation and its best estimate of each of the items that are in dispute.

6.5	If the relevant Party serves an Objection Notice in accordance with Clause 6.4, then the Buyer and the Seller shall attempt, in good faith, to reach agreement upon the adjustments required to be made to the 2010 Accounts and the Working Capital calculation pursuant to the 2010 Accounts within a period of fifteen (15) Business Days after receipt by the relevant Party of the Objection Notice during which period the Party receiving the Objection Notice and its representatives, advisors and auditors shall be permitted to review the working papers of the other Party and its representatives, advisors and auditors (to the extent permitted under applicable Laws) relating to the Objection Notice and the basis therefor.

6.6	If the Buyer and the Seller fail to reach agreement as specified in this Clause 6 within the 15-Business Day period provided herein, the Disputed Items may be referred by either the Buyer or the Seller for determination by an independent chartered accountant (the “Expert”) who is jointly nominated by the Buyer and the Seller or, in the absence of agreement between the Buyer and the Seller on the Expert within five (5) Business Days of a Party notifying the other that it proposes to refer the dispute to an Expert, by the President of the Institute of Chartered Accountants in England and Wales (the “President”) provided that where the President is unwilling or unable to serve as an Expert, the President shall nominate a replacement person to serve as the Expert. The Expert to be nominated shall have no conflict of interest in respect of any of the Parties, the Buyer’s Group or the Seller’s Group. The Buyer and the Seller shall instruct the Expert to render its decision and notify it to the Parties within sixty (60) Business Days of its appointment.

6.7	The Expert shall be afforded such access to books, records, accounts and documents in the possession of the Parties as the Expert may reasonably request, and the Expert shall act as an expert and not as an arbitrator. The Parties shall make available (and cause the Companies to make available and shall use their best endeavours to cause their respective auditors to make available) all such information, and provide such access, to the Expert as may be required for the performance of his/its assignment.

6.8

The Expert shall review the 2010 Accounts and the Working Capital calculation as well as all necessary supporting documentation so as to settle all Disputed Items thereby finalising the Adjusted Bid Amount. The Expert’s determination shall, in the absence of fraud or manifest error, be final and binding on the Parties. Any challenge to the determination of the Expert on those grounds shall be brought via the dispute resolution mechanism specified in Clause 20 below, and until such time as a resolution to such challenge is achieved, the Parties will act in accordance with the determination of the Expert. The fees, costs and expenses of the Expert shall be paid entirely by the Party whose assertions regarding the Adjusted Bid Amount differ by the greatest amount from the determination by the Expert with respect to the Adjusted Bid Amount. If the Expert determines that any amount is owed by the Seller to the Buyer or the Buyer to the Seller, as a result of the resolution of the dispute concerning the Disputed Items, the amount owed shall be paid by the Seller to the Buyer or the Buyer to the Seller, as applicable, within seven (7) days after the Seller’s and the Buyer’s receipt of notice of the Expert’s determination and for the avoidance of doubt the Expert shall not make any adjustments to the Base Value.

6.9	All of the calculations to be made pursuant to this Clause 6 shall be made on a consistent basis and in accordance with generally accepted accounting principles in the United States in force at the Effective Date unless otherwise stated in this Agreement and such principles shall be consistently applied for the purposes of any and all disputes between the Parties.

6.10	For the avoidance of doubt, any approval by the Buyer of the 2010 Accounts in accordance with this Clause 6 shall be without prejudice to any Relevant Claim(s) made pursuant to Clause 8.

7.	CLOSING

7.1

The closing of the sale and purchase of the Shares under this Agreement (the “Closing”) shall take place at 10:00 a.m. at the London office of Vinson & Elkins L.L.P. on the fifth (5th) Business Day following:

(a)	the earliest of the date the:

(i)	pre-emption period set forth in the Anaguid JOA expires without the counter-party to the Anaguid JOA exercising its pre-emption right under the Anaguid JOA;

(ii)	counter-party to the Anaguid JOA waives its pre-emption right; or

(iii)	counter-party to the Anaguid JOA exercises its pre-emption right; and

(b)	fulfilment (or waiver pursuant to Clause 3.2(b), 3.4 and/or 3.5, as applicable) of all the Conditions in Clause 3.1 (other than those Conditions that by their nature can only be satisfied at the Closing but subject to the fulfilment or waiver pursuant to Clause 3.2(b), 3.4 and/or 3.5, as applicable, of such conditions at Closing).

7.2	At Closing each Party shall do all those things respectively required of such Party in Schedule 2.

7.3	The Buyer shall not be obliged to complete this Agreement unless the Seller complies with all of its obligations in Schedule 2. The Seller shall not be obliged to complete this Agreement unless the Buyer complies with all of its obligations in Schedule 2.

7.4	Should the Closing not occur by the Long Stop Date as a result of the Seller not complying with its obligations contained in Schedule 2, the provisions of Clause 3.8 shall apply mutatis mutandis.

7.5	Should the Closing not occur by the Long Stop Date as a result of the Buyer not complying with its obligations contained in Schedule 2, the provisions of Clause 3.7 shall apply mutatis mutandis.

7.6	The Seller shall be entitled to address to the Buyer, at least four (4) Business Days prior to the Closing, a Second Disclosure Letter which shall disclose exceptions to the Warranties which to the Actual Knowledge of Seller did not exist prior to the First Disclosure Letter. Should the exceptions contained in the Second Disclosure Letter result in the Conditions set forth in Clause 3.1(a) being unable to be satisfied and, subject to the Buyer having not intentionally or wilfully breached this Agreement as provided in the first proviso in Clause 3.2, the Buyer shall be entitled to not complete this Agreement (as provided in Clause 3.2(a)), in which case the provisions of Clause 3.2 and/or 3.8 shall apply mutatis mutandis.

7.7	From and after Closing, the Buyer shall cause the Companies to take such actions as may be reasonably necessary to satisfy any obligations (if any) arising under the Key Agreements or Tunisian Law as a result of the transactions contemplated by this Agreement.

8.	WARRANTIES AND INDEMNIFICATION

8.1	The Seller warrants to the Buyer that each of the Warranties is true and accurate as at the date of this Agreement and as at the Closing (except that Warranties that are made as of a specific date need to be so true and accurate only as of such date), subject to any exceptions or disclosures (taken as a whole) disclosed or deemed to be disclosed, fully, fairly and accurately by the Seller in the First Disclosure Letter, the Second Disclosure Letter or the Data Room, to enable an experienced energy company acting reasonably to understand that the Warranty in question is in fact qualified by such exception or disclosure; provided, however, that:

(a)	except as provided in Clause 8.1(b), no disclosure contained in the Second Disclosure Letter shall be a limitation on the Buyer’s remedies under this Agreement after Closing with respect to:

(i)	any Warranty that is not true and correct as referred to in Clause 3.1(a)(i) provided that the aggregate Losses resulting from the disclosures contained in the Second Disclosure Letter remain equal to or below the Materiality Threshold ; or

(ii)	any Warranty that is not true and correct at Closing to the extent that such breach of Warranty occurred prior to the Effective Date; and

(b)	disclosures contained in the Second Disclosure Letter shall be a limitation on the Buyer’s remedies under this Agreement after Closing with respect to any Warranty that is not true and correct at Closing to the extent that such breach of Warranty occurred after the Effective Date.

8.2	The Buyer acknowledges and agrees that notwithstanding anything to the contrary:

(a)	the Warranties are the only assurances given by the Seller and the Seller makes no other warranties or assurances in connection with the Transaction or otherwise (and, in particular, the assurances set forth in paragraph 13 of Part I of Schedule 3 are the sole and exclusive warranties given in connection with any environmental matters or issues);

(b)	it shall have no right or entitlement to bring a breach of Warranty claim in connection with paragraph 13 of Part I of Schedule 3 unless:

(i)	the breach relates to a period:

(A)	prior to the Effective Date; and

(B)	as to any Company, during which such Company held a participating interest in, and acted as operator of, the Interest where the breach occurred;

(ii)	the breach was caused by either Company carrying out operations pursuant to the Key Agreements in its capacity as operator; and

(iii)	the breach either:

(A)	violated any applicable Laws of Tunisia in force prior to the Effective Date; or

(B)	resulted in liability prior to the Effective Date to a third party;

(c)	(i) none of the Warranties will be considered breached, untrue or inaccurate as a result of a Violation Claim;

(i)	the assertion or enforcement of a Violation Claim or the exercise of any pre-emption rights or right of first offer under any Key Agreement or Tunisian Law will not be considered a Material Adverse Event; and

(ii)	the Seller shall not be under any obligation to indemnify or otherwise compensate or reimburse the Buyer for any Losses arising in connection with a Violation Claim including arising in connection with any settlement or final determination with respect to any Violation Claim;

(d)	it has entered into each Transaction Document as a result of its own due diligence, investigations, enquiries, advice and knowledge. The Buyer acknowledges that it has knowledge and experience in the oil and gas industry generally, and is capable of evaluating the merits associated with entering into and performing its obligations under each Transaction Document;

(e)	save as expressly provided for herein, the Warranties do not include any assurance (and the Seller does not give any such assurance) as to:

(i)	the accuracy of any forecasts, estimates, projections, management presentations, statements of intent or statements of opinion howsoever provided to the Buyer or any of its directors, employees, officers, agents, advisers or other Persons on, prior to or after the date of this Agreement including as are included in the Data Room, First Disclosure Letter, the Second Disclosure Letter or any other documents provided to or for the benefit of the Buyer or its advisers in the course of the Buyer’s investigation of the Companies and the Interests;

(ii)	the value of the Interests or the Shares;

(iii)	the amounts, quality or deliverability of reserves of crude oil, natural gas or other hydrocarbons attributable to the Interests;

(iv)	any geological, geographical, engineering, economic or other interpretations, forecasts or evaluations or any estimates or projections of reserves or resources;

(v)	any forecast of expenditures, budgets or financial projections;

(vi)	any geological formation, drilling prospect or hydrocarbon reserve;

(vii)	the past, present or future exercise of any regulatory, administrative or ministerial discretion under any applicable Law;

(viii)	the past, present or future performance, action, operation, ownership or profitability of the oil and gas industry in Tunisia;

(ix)	the existence of any present or future business opportunities of either Company of any type whatsoever, including in respect of the oil and gas industry in Tunisia;

(x)	the state, condition, performance, quality, operability or fitness for a particular purpose of the Interests and/or any of the property or assets relating to the Interests (which are acknowledged by the Buyer to be on an “as-is” basis) including any platforms, pipelines, plant, machinery, wells, facilities and all other installations and structures; or

(xi)	the accuracy of the English or other translation of any agreement or document referred to in the First Disclosure Letter or the Second Disclosure Letter or as included in the Data Room.

(f)	Seller shall have no liability under this Agreement attributable to costs or expenses incurred or paid by the Companies, the Companies’ predecessors in interest or any other current or former party to the Key Agreements in connection with the Key Agreements prior to the Effective Date to the extent that such costs or expenses relate to the following (“past costs or expenses”):

(i)	the recoverability or collectability of past costs or expenses reflected as ETAP Receivables in the Accounts or, when finalized, the 2010 Accounts; or

(ii)	issues relating to the deductibility of any past costs or expenses in connection with the computation of the Companies’ Taxes; or

(iii)	the amount of past costs or expenses properly included in the calculation of any Royalty or other amount calculated pursuant to the applicable R-Factor or ratio (R) (as defined in the Hydrocarbon Code).

8.3	After Closing, the Seller shall, subject to Schedule 4 and the other provisions of this Clause 8, undertake to indemnify the Buyer and any payments to Buyer shall be deemed to be a reduction in the Adjusted Bid Amount or, if the Buyer in its absolute discretion so wishes and directs the Seller in writing, by paying the amounts due under this Clause 8.3 to the Companies directly for the amount of:

(i)	all Losses suffered or incurred by the Buyer or any of the Companies, as a result of any Relevant Claims arising from any breach of any of the Warranties;

(ii)	subject to any and all of the limitations in Clauses 8.2(e) and 8.2(f) and Schedule 7, any Loss attributable to a Tax Liability or Royalty Liability for a period prior to the Effective Date, (x) if such Loss has not been provided for in the 2010 Accounts of such Company or (y) if and to the extent such Loss represents an increase over the amount so provided in the 2010 Accounts for such Tax or Royalty; and

(iii)	all reasonable costs and expenses of any proceedings and any legal advice incurred in connection with any Loss referred to in Clauses 8.3(i) and 8.3(ii).

8.4	The liability of the Seller in connection with a Relevant Claim shall be subject to the limitations contained in, and to the provisions of, Schedule 4.

8.5	After the Closing, Relevant Claims shall be notified in writing by the Buyer to the Seller within the time limits set out in Schedule 4. As soon as reasonably practicable after the Buyer becomes aware that there is a breach of Warranty, the Buyer shall without undue delay notify the Seller in writing. To the extent that the Losses relating to any such breach are increased as a result of a failure by the Buyer to notify the Seller timely of such a breach in accordance with this Clause 8.5, the Buyer shall be deemed to have irrevocably waived its rights and entitlement to claim such increase in Losses. To the extent reasonably practicable, the notification of the Relevant Claim shall contain reasonable information as to the details of such matter or circumstance then known to the Buyer including the Buyer’s best estimate of the amount of the Relevant Claim. To the extent reasonably practicable, the Buyer shall thereafter provide a written update to the Seller of such matters or circumstances whenever any material new information, facts or details become known by the Buyer in connection with such matter or circumstance.

8.6	Should the Buyer become aware at any time before or after Closing that there has been a breach of any of the Warranties or any other term of this Agreement, the Buyer shall not be entitled to (and the Buyer hereby waives the right to) rescind or terminate this Agreement after Closing.

8.7	Each of the Parties acknowledges and agrees that after the Closing, notwithstanding any other provision of any Transaction Document to the contrary, the sole and exclusive remedy of the Buyer with respect to any Relevant Claim shall be a claim for damages under Clause 8.3 and Schedule 4 of this Agreement provided that any such Relevant Claim shall be subject to the limitations set forth herein.

9.	TAX

9.1	The Seller’s obligation to hold the Buyer harmless in accordance with Clause 8.3, the provisions of Schedule 7 and the provisions of paragraph 8 of Part I of Schedule 3 (the “Tax Warranties”), shall represent the Seller’s only obligation with respect to Tax matters.

9.2	The Parties agree and acknowledge that no Transfer Tax should be chargeable by any Tax Authority in Tunisia in connection with the transactions contemplated by the Transaction Documents; provided, however, that where any Transfer Tax is payable in Tunisia or Austria in connection with the transactions contemplated by the Transaction Documents, then such Transfer Tax shall be borne solely by the Buyer.

10.	PROTECTIVE COVENANTS

10.1	The Buyer covenants in favour of the Seller that:

(a)	no later than thirty (30) days following the Closing Date the Buyer will, and will cause each Company to, change its name and register such change of name with the registrar of companies in the Cayman Islands, and as soon as reasonably practicable but no later than forty five (45) days following the Closing Date the Buyer will, and will cause each Company to, cease using the word “Pioneer” or “PNR” or any variation or derivative thereof (including any logo, trademark or design containing such name or word or derivative or otherwise associated with the Seller or any member of the Seller’s Group and which are listed in Schedule 14) or any other name which could be confused or associated with any such name in connection with the Interests or any assets of either Company or in any way using the word “Pioneer” or “PNR” or any variation or derivative thereof in connection with the business of any member of the Buyer’s Group provided that the Buyer will be entitled to a period of no more than ninety (90) days following the Closing Date to remove any signage or logos or marks referring to any of the above;

(b)	the Buyer will comply with all registration and filing requirements imposed by a Governmental Entity in connection with the matters contemplated by this Clause 10.1;

(c)	for a period of 5 years after the Closing or, if longer, for the applicable statute of limitations with respect to records and data relating to Tax, the Buyer shall, and shall cause each Company to, preserve and retain the records and data and all other corporate, accounting, legal, auditing and other books and records relating to the either Company (including any documents relating to any governmental or non-governmental actions, suits, proceedings or investigations); and

(d)	from and after the Closing, the Buyer shall, upon reasonable notice from the Seller, make available and provide the Seller with reasonable access (at the Seller’s sole cost and risk) to the facilities and properties of each Company and to all information, files, documents and records (written and computer) relating to the Interests and each Company for any and all periods prior to the Closing, and permit the Seller to take extracts therefrom and to make copies thereof so long as such access will not unreasonably interfere with the normal operation of the Companies, and shall (and shall cause each Company to) cooperate reasonably with the Seller in connection with the foregoing including by making tax, accounting and financial personnel and other appropriate employee and officers of either Company available to the Seller.

10.2	Except as permitted pursuant to this Agreement or otherwise agreed to in writing by the Parties, for a period of twelve (12) months from the date of this Agreement no member of the Buyer’s Group shall solicit for hire:

(i)	any employee, officer, or representative of any member of the Seller’s Group (including any employee of any member of the Seller’s Group that is seconded to either Company or works on projects relating to either Company or the Interests); or

(ii)	unless the Closing occurs (but subject to Clause 10.2(i)), any employee, officer, or representative of either Company.

10.3	The Buyer covenants in favour of the Seller (on behalf of itself and on trust for each member of the Seller’s Group) and the Seller covenants in favour of the Buyer (on behalf of itself and on trust for each member of the Buyer’s Group) that it will not make or offer, with respect to the matters which are the subject of this Agreement or in relation to the Interests, any payment, gift, promise or other advantage, whether directly or through any other Person, to or for the use or benefit of any public official or any political party or political party official or candidate for office, where such payment, gift, promise or advantage would violate (i) the applicable Laws of Tunisia; (ii) the Laws of the country of incorporation or principal place of business of the Companies; (iii) the U.S. Foreign Corrupt Practices Act 1977 or (iv) the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on December 17, 1997.

10.4	The Buyer hereby agrees that from and after Closing it shall indemnify the Seller against any Losses suffered by any member of the Seller’s Group in connection with each Guarantee.

11.	INSURANCE

11.1	The Buyer acknowledges and agrees that upon Closing all insurance coverage in relation to the Companies pursuant to policies maintained (or to be maintained) by or on behalf of the Seller or any other member of the Seller’s Group shall, in relation to the Companies, cease.

11.2

Notwithstanding the above, all insurance policies taken by any of the Companies (excluding any fronting insurance policies required, in accordance with the applicable Laws of Tunisia, to be maintained by either Company) shall not be terminated nor varied by the Seller and shall be maintained by the Seller prior to Closing in accordance with their current terms (except insofar as the Seller is named as co-insured or beneficiary, in which case, the Buyer shall be named co-insured or beneficiary as from the Closing Date). The insurance polices to which this obligation relates are listed in Schedule 15.

11.3	Where:

(a)	Closing occurs; and

(b)	the Seller has insurance which covers any Losses (or any portion thereof) suffered by the Companies up to the Closing Date (provided that the Seller shall not be required to pursue any such insurance claim beyond a determination in the first instance whether by way of an expert, an arbitral award, court judgment or otherwise), the Seller shall, (i) upon receipt of the insurance proceeds relating thereto, pay the Buyer such insurance proceeds (less any applicable taxes and costs of recovery) and (ii) if the first instance determination is not satisfactory to the Buyer assign, to the extent such rights are assignable, to the Buyer (at its sole discretion) any and all rights of the Seller to pursue the claim against the relevant insurer. Nothing in this Clause 11.3 shall obligate the Seller to maintain any such insurance after Closing or require that the Seller pursue a claim under insurance that is maintained beyond a determination in the first instance, whether by way of an expert, an arbitral award, court judgment or otherwise.

12.	EMPLOYMENT

12.1	The Parties agree that:

(a)	the transactions contemplated by this Agreement will not operate so as to terminate the contracts of employment of employees of Pioneer Tunisia listed in the Employee List and such contracts shall continue on and after the Closing. Except for those employees who commenced employment with either Company after the date of this Agreement and as permitted under Schedule 5, at Closing the Seller shall cause any employment contract with any of the Companies relating to an employee which is not listed in the Employee List to be terminated, at the Seller’s cost;

(b)	the Seller shall cause each of the Companies, at or prior to the Closing, to exercise its right to settle and pay all amounts due as of Closing to employees of Pioneer Tunisia arising under each Cash in Lieu Agreement and the Seller shall, no later than thirty (30) days after Closing, contribute to each of the Companies an aggregate amount equal to all such amounts so due under each Cash in Lieu Agreement and the Buyer covenants to procure that Pioneer Tunisia pays such funds to each applicable employee entitled to an amount pursuant to a Cash in Lieu Agreement;

(c)

no later than three (3) months after the date of this Agreement, the Seller shall submit to the Buyer a written schedule of bonuses due to be paid to each employee of Pioneer Tunisia. Where the aggregate of such bonuses exceeds the amount accrued and set forth for such bonuses in the 2010 Accounts, the Seller shall pay the Buyer the amount of such excess and the Buyer covenants to procure that Pioneer Tunisia pays such funds to each applicable employee set forth in the schedule; and

(d)	where the period of continuous employment of an employee of Pioneer Tunisia is terminated by Pioneer Tunisia without cause within twelve (12) months after the Closing, the Buyer shall be liable to pay or shall cause Pioneer Tunisia to pay the employee so terminated an amount equal to the sum of one (1) month’s base salary for each year of continuous employment with Pioneer Tunisia (measured on the date of termination of employment) plus two (2) months base salary, such aggregate sum subject to a minimum of six (6) months base salary.

13.	LEFT BLANK INTENTIONALLY

14.	BUYER WARRANTIES

The Buyer warrants to the Seller that each of the statements set forth in Part II of Schedule 3 is true and accurate in all material respects as at the date of this Agreement and as at the Closing Date (except where any such statement is made as of a specific date in which case such statement need only be true as of such specific date).

15.	ANNOUNCEMENTS AND CONFIDENTIALITY

15.1	After the date hereof, neither the Seller nor the Buyer shall make (or permit any other member of the Seller’s Group or the Buyer’s Group (as the case may be) to make) any announcement concerning the sale and purchase of the Shares or any ancillary matter (including the terms of any Transaction Document or the existence or content of any proceedings relating to this Agreement) without the prior approval in writing of the other. Without prejudice to the Confidentiality Agreement, each Party shall keep confidential the existence and the content of this Agreement, as well as any information given or document exchanged in the context of the negotiation, the drafting, the execution or the performance of this Agreement and shall not communicate any such information or documents to any Person (except any other member of the Seller’s Group or the Buyer’s Group or the advisors of any Party) without the prior written approval of the other Party.

15.2	The Buyer covenants, and shall procure that each member of the Buyer’s Group covenants, in favour of the Seller, prior to Closing, to adhere to and comply with the terms and conditions of the Confidentiality Agreement.

15.3	Nothing in this Clause nor the Confidentiality Agreement prevents any announcement being made or any information being disclosed:

(a)	with the prior written approval of the other Party, which in the case of any announcement shall not be unreasonably withheld or delayed;

(b)	to the extent required to be disclosed in relation to the resolution of any claims or disputes arising under this Agreement (including any pleadings made or any other actions required in the commencement or prosecution or defense of any such claim or dispute);

(c)	to the extent required to be disclosed to any governmental or regulatory authority; or

(d)	to the extent necessary to be disclosed under applicable Laws or the rules of any applicable stock exchange or by any order, decree, regulation or rule of any governmental or competent regulatory body, provided that a Party so required to disclose any such information shall promptly notify the other Party, where practicable and lawful to do so, before disclosure occurs and co-operate with the other Party regarding the timing and content of such disclosure.

16.	NOTICES

16.1	Notices or other communications (a “Notice”) given in connection with this Agreement shall be:

(a)	in writing;

(b)	delivered by hand or sent by registered post with a return receipt request or express courier (such as Federal Express, UPS, DHL or similar reliable delivery service) to the address in Clause 16.3 of the Party to which the Notice is being given or to such other address as such Party shall communicate in accordance with Clause 16.4; or

(c)	sent by email, with an electronic delivery receipt, or facsimile, to the address or number in Clause 16.3 of the Party to which it is being sent or to such other number as such Party shall communicate to the Party giving the Notice, confirmed by registered post with a return receipt request or express courier (such as Federal Express, UPS, DHL or similar reliable delivery service) in accordance with sub-clause (b) above.

16.2	Every Notice given in accordance with this Clause shall be deemed to have been received as follows:

Means of Dispatch	Deemed Received

Delivery by hand:	the date when receipt has been confirmed by the addressee

Registered post or express courier (Federal Express, UPS, DHL or similar reliable delivery service):	the date of delivery receipt issued by the post office or the express courier company

Facsimile:	the date of the sender's transmission report (subject to Sub-Clause 16.1 (c) above)

Email:	when sent (subject to Sub-Clause 16.1 (c) above)

PROVIDED THAT if the receipt is not within working hours (being 9 am to 5 pm (local time wherever received) on a Business Day) Notice shall be deemed to be given or made at the start of working hours on the next Business Day.

16.3	The relevant addressee, address, facsimile number and email address of each Party for the purposes of this Agreement, subject to Clause 16.4 are:

Name of Party	Address	Facsimile No.	Email address

Pioneer Natural Resources USA, Inc.	5205 N. O’Connor Blvd., Suite 200, Irving, TX 75039 Attention: General Counsel	+00 (1) 972-969- 3577	Mark.Berg@pxd.com

with a copy to:	5205 N. O’Connor Blvd., Suite 200, Irving, TX 75039 Attention: Corporate Secretary	+00 (1) 972-969- 3552	Mark.Kleinman@pxd.com

OMV (Tunesien) Production GmbH	c/o OMV Aktiengesellschaft, Trabrennstrasse 6-8, 1020 Vienna, Austria Attention: Senior Vice President, Corporate Development & M&A	+43 (1) 40 440621437	stefan.waldner@omv.com andreas.aigner@omv.com

16.4	A Party shall notify the other Party of a change to its name, relevant address, facsimile number or email address for the purposes of Clause 16.3. Such notification shall only be effective on:

(a)	the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five (5) Business Days after the date on which notice is received, the date falling five (5) Business Days after notice of any such change has been received.

17.	GENERAL

17.1	If:

(a)	any monetary sum expressed in a currency other than US$ is to be taken into account for the purposes of calculating the monetary amount of any Relevant Claim; and/or

(b)	it is necessary to determine whether any monetary amount set out in paragraph 1 of Schedule 4 or any other provision of this Agreement has been reached or exceeded;

then the value of that Relevant Claim or amount, as applicable, shall be translated into US$ at the closing mid-point US$ spot rate applicable to that amount of that currency at close of business in London on the last business day in London before dispatch by the Buyer of written notification from the Buyer in accordance with Clause 16, of the existence of the applicable Losses or Relevant Claim as shown in the Financial Times (London edition) published on the next following day or, if the Financial Times (London edition) is not published on that day, the closing middle point spot rate quoted by the Wall Street Journal (US) published on that next following day for US$ applicable to amounts of US$1,000,000 or more.

17.2	This Agreement shall not be varied or cancelled, unless such variation or cancellation is in writing and signed by a duly authorised signatory of each of the Buyer and the Seller.

17.3	The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Party entitled to enforce such term, but such waiver shall be effective only if it is in writing and signed by the Party entitled to enforce such term and against which such waiver is to be asserted. Unless otherwise expressly provided in this Agreement, no delay or omission on the part of any Party in exercising any right or privilege under this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right or privilege under this Agreement operate as a waiver of any other right or privilege under this Agreement nor shall any single or partial exercise of any right or privilege preclude any other or further exercise thereof or the exercise of any other right or privilege under this Agreement.

17.4	Without prejudice to any other obligations in this Agreement, each Party shall use all commercially reasonable endeavours to provide such further documents or instruments required by any other Party which are reasonably necessary to carry out the provisions of this Agreement, whether before or after the Closing.

17.5	Unless otherwise provided for in this Agreement, each Party shall pay its own costs in connection with the negotiation, preparation, execution and performance of this Agreement (including all banker’s and broker’s fees).

17.6	This Agreement is personal to the Parties and shall not be assignable in whole or in part by any Party. Notwithstanding the preceding sentence, the Buyer shall be entitled to assign after Closing any of its rights and obligations hereunder to any other company belonging to the Buyer’s Group with the written consent of the Seller (not to be unreasonably withheld) provided that no such consent shall be required after Closing for assignments of this Agreement by the Buyer to a wholly-owned subsidiary of the Buyer.

17.7	Except as otherwise set forth in this Agreement, the rights, powers and remedies provided for in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by Law.

17.8	This Agreement may be executed in any number of counterparts, each of which is an original and all of which when taken together shall constitute one and the same agreement.

17.9	Except as otherwise provided in this Agreement, no Party will, in any circumstance whatsoever, be liable under this Agreement or any other Transaction Document to any other Party for any punitive, special, incidental, exemplary, indirect or consequential damages or losses or lost profits of any kind or nature suffered, sustained, paid, incurred or claimed by any other Party.

17.10	Time shall be of the essence in respect of any dates, times and periods specified in this Agreement.

17.11	Except as provided in Clause 10.3, a Person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce this Agreement.

18.	WHOLE AGREEMENT

18.1	This Agreement and the other documents to be executed at Closing contain the whole agreement between the Parties relating to the Transaction and supersede all previous agreements, whether oral or in writing, between the Parties relating to the Transaction; provided however, the Confidentiality Agreement shall survive the execution and delivery of this Agreement until Closing occurs notwithstanding anything to the contrary in the Confidentiality Agreement.

18.2	Each Party acknowledges that, in agreeing to enter into this Agreement and the other documents to be executed at Closing, it has not relied on any assurance made by or on behalf of any third party before the entering into of this Agreement. Each Party waives all rights and remedies which, but for this sub-Clause, might otherwise be available to it in respect of any such assurance.

19.	CONSTRUCTION

19.1	The Parties have participated jointly in the negotiation and drafting of this Agreement and the other Transaction Documents. In the event an ambiguity or question of intent or interpretation arises, this Agreement and each other Transaction Document shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any provisions of this Agreement or any other Transaction Document.

19.2	Reference to any matter in the First Disclosure Letter or the Second Disclosure Letter shall not be deemed to be an acknowledgement by the Seller, or to otherwise imply, that the matter meets or exceeds any applicable threshold of materiality or any other relevant threshold. To the extent a matter is disclosed against a particular Warranty in the First Disclosure Letter or the Second Disclosure Letter such matter shall be deemed to be disclosed against all other Warranties to the extent it is reasonably apparent on its face that it relates to such other Warranties.

19.3	In this Agreement, unless the context requires otherwise:

(a)	use of the singular includes the plural and vice versa;

(b)	a reference to one gender includes a reference to each other gender;

(c)	a document in the “agreed form” is a reference to a document in a form approved and for the purposes of identification initialed by, or on behalf of, each Party;

(d)	a reference to “including” or “includes” does not limit the scope of the meaning of the words preceding it;

(e)	all references to days, months or years shall be deemed references to calendar days, months or years;

(f)	the words “hereof”, “herein”, and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement;

(g)	any reference to a Person’s “Group” is, unless otherwise stated, a reference to that Person, its subsidiary undertakings, its parent undertakings and any other subsidiary undertakings of its parent undertakings;

(h)	the headings are inserted for convenience of reference only and shall not in any way form part of, or affect the construction or interpretation of, this Agreement;

(i)	the provisions of the Schedules to this Agreement form an integral part of this Agreement and have as full effect as if they were incorporated in the body of this Agreement and the expressions “this Agreement” and “the Agreement” shall be deemed to include the Schedules to this Agreement;

(j)	a reference to a Person (including a Party) includes a reference to a firm, a body corporate, an unincorporated organisation, government agency, an independent authority or to a Person's executors or administrators and includes a reference to that Person’s legal personal representatives, successors and permitted assigns;

(k)	a reference to a document is a reference to that document as from time to time amended, novated, supplemented or varied (in each case, other than in breach of the provisions of this Agreement);

(l)	a reference to a document, copies of which have been made available or otherwise provided, to any member of the Buyer’s Group or any of their advisers, in both English and French, is a reference to such document in the language which takes precedence in accordance with such document;

(m)	any reference to any statute or statutory provision shall include:

(i)	any statute or statutory provision which:

(A)	amends, extends, consolidates, re-enacts or replaces any statute or statutory provision; or

(B)	has been amended, extended, consolidated, re-enacted or replaced (whether before or after the date of this Agreement) by any statute or statutory provision; and

(ii)	any orders, regulations, instruments or other subordinate legislation made under the relevant statute;

(n)	a reference to any Clause, sub-Clause, paragraph, or Schedule shall be a reference to the Clause, sub-Clause, paragraph, or Schedule of this Agreement unless the context otherwise requires;

(o)	reference to a company shall be construed so as to include any company, corporation or body corporate, whenever and however established or incorporated; and

(p)	if a period of time is specified and dates from a given day or the day of an act or event, it shall be calculated exclusive of that day (unless otherwise herein expressly provided to the contrary).

20.	GOVERNING LAW AND JURISDICTION

20.1	This Agreement is governed by, and shall be construed in accordance with the laws of England and Wales.

20.2	All disputes or differences of any kind between the Parties in connection with, arising out of or related to this Agreement or the breach, termination or invalidity of this Agreement shall be finally decided by binding arbitration.

20.3	The arbitration referred to in Sub-Clause 20.2 above shall be conducted under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with the said Rules. No provisions of said Rules will apply insofar as it renders any individual ineligible for appointment as arbitrator on the grounds of nationality.

20.4	The arbitration proceedings shall be conducted and the award rendered in the English language, and the arbitrators shall be fluent in the English language.

20.5	The seat of arbitration shall be London, England.

20.6	The Parties agree to exclude the application of Sections 45 and 69 of the English Arbitration Act 1996, and no Party shall have the right to apply to a court for a determination of a question of law arising in the proceedings or to appeal to a court on a question of law arising out of an award.

SCHEDULE 1

INFORMATION ABOUT THE COMPANIES

Pioneer Natural Resources Anaguid Ltd.

Date of Incorporation:	2 May 2001

The Directors:	Mark Berg Chris Cheatwood Richard Dealy Timothy Dove

The Secretary:	Mark Kleinman

Authorised Share Capital:	50,000 ordinary shares with a par value of US$1 each

Issued Share Capital:	1,000 ordinary shares with a par value of US$1 each

Pioneer Natural Resources Tunisia Ltd.

Date of Incorporation:	2 May 2001

The Directors:	Mark Berg Chris Cheatwood Richard Dealy Timothy Dove

The Secretary:	Mark Kleinman

Authorised Share Capital:	50,000 ordinary shares with a par value of US$1 each

Issued Share Capital:	1,000 ordinary shares with a par value of US$1 each

SCHEDULE 2

BUSINESS TO BE TRANSACTED AT CLOSING

At Closing:

1.	the Seller shall deliver to the Buyer:

(a)	duly executed and completed Shares transfer forms to the Buyer together with share certificates for the Shares (numbered 001 to 003 for each Company);

(b)	a written resignation of each of the directors and the officers of the Companies effective as of the Closing in a form reasonably acceptable to the Buyer and the Seller from their respective offices in the Company;

(c)	a duly executed mutual release between each of the directors and the officers of the Companies on the one hand and the respective Company on the other hand effective as of the Closing in a form reasonably acceptable to the Buyer and the Seller;

(d)	signed board resolutions of each Company, effective as of the Closing Date, approving the transfer of Shares, accepting the resignation of the existing directors and the secretary, removing the existing officers and appointing the new directors whose identity will be notified by the Buyer to the Seller at least 10 days prior to Closing;

(e)	a signed copy of the Pioneer Services Agreement, to be entered into between the Seller and the Buyer, consistent with the principles set forth in Schedule 13;

(f)	a copy of the updated register of members of each Company showing the Buyer as the sole shareholder of respectively Pioneer Anaguid and Pioneer Tunisia;

(g)	a duly executed deed of termination, release and waiver between the Seller and the Companies in a form reasonably acceptable to the Buyer and the Seller;

(h)	a duly executed officer’s certificate, annexed to which shall be the form of pre-emption notification served on each counterparty to the Anaguid JOA, a related receipt of delivery and all material written correspondence from each counterparty to the Anaguid JOA relating to the pre-emption notification, which certificate shall certify that such pre-emption notification has been duly sent to the counterparties and that the aforesaid related receipt of delivery and all material written correspondence from each counterparty to the Anaguid JOA relating to such pre-emption notification are annexed to the certificate; and

2.	the Buyer shall:

(a)	pay the amounts due pursuant to Clause 2.3;

(b)	provide to the Seller a countersigned copy of:

(i)	the Pioneer Services Agreement, to be entered into between the Seller and the Buyer, consistent with the principles set forth in Schedule 13;

(ii)	the deed of termination, release and waiver between the Seller and the Companies in a form reasonably acceptable to the Buyer and the Seller.

SCHEDULE 3

PART I

SELLER WARRANTIES

1.	CAPACITY AND AUTHORITY

1.1	Incorporation and existence

(a)	Each Company is duly incorporated and validly existing and in good standing under the laws of the Cayman Islands and (without limiting the Warranty in paragraph 10 of this Schedule 4) has all the requisite corporate power and authority, and to the Best Knowledge of Seller as of the date hereof all necessary approvals, licenses, permits and authorisations, to own its properties and to carry on its business(es) as now conducted.

(b)	No resolution has been adopted providing for the amendment of the memorandum of association, articles of association and certificate of incorporation of either of the Companies or for the dissolution or winding-up of any of the Companies.

(c)	All corporate decisions have been taken in accordance with the Laws of the Cayman Islands or the United States of America and internal rules applicable to the Companies.

1.2	Power and authority

The Seller has the legal right and full power and corporate authority to execute and deliver, and to exercise its rights and perform its obligations under, this Agreement and each other Transaction Document to which it is party.

1.3	Binding agreement

This Agreement constitutes a valid and binding agreement of the Seller.

2.	SHARES AND CORPORATE MATTERS

2.1	The Shares

(a)	The Seller is the sole legal and beneficial owner of the Shares.

(b)	The Shares comprise the whole of the allotted and issued share capital of the Companies and are transferred with full ownership of title.

(c)	The Shares are validly issued and fully paid up or credited as fully paid up.

(d)	Subject to the Key Agreements, there is no Encumbrance, nor is there any agreement or obligation by the Seller or the Companies to create or give any Encumbrance, on, over or affecting the Shares or any issued or unissued shares of the Companies.

(e)	Save as provided in this Agreement (and, in respect of paragraph (i) below, the Key Agreements):

(i)	there is no agreement, arrangement or obligation in force which is binding on the Companies or on the Seller which calls for the present or future allotment, issue or transfer of, or the grant to any Person of the right (whether conditional or otherwise) to call for the allotment, issue or transfer of, any share or loan capital of the Companies; and

(ii)	no share or loan capital has been created, allotted, issued, acquired, repaid or redeemed, or agreed to be created, allotted, issued, acquired, repaid or redeemed, by the Company since the Effective Date.

(f)	The share registers of the Companies have been properly maintained in compliance with applicable Laws of the Caymans Islands and contain an accurate record of the shareholders of such entities.

(g)	Other rights: except as provided in the Key Agreements,

(i)	There are no shares or other securities or equity interests of any of the Companies, other than the Shares, issuable upon conversion, exchange or redemption of any security or pursuant to any other agreement or undertaking, nor are there any rights, options or warrants outstanding or other agreements to issue or acquire securities of any of the Companies, nor is any of the Companies obligated to purchase, redeem or otherwise acquire any of its outstanding shares or other securities.

(ii)	Neither the Seller nor any other Person is entitled to any preferential or similar rights to subscribe for shares or other securities in the Companies.

(iii)	There are no voting trusts, proxies or other arrangements or understandings with respect to the voting of the shares or equity interests of the Companies.

2.2	Registers, minute books and statutory books

All registers, minute books and other statutory books required by Law to be kept by the Companies have been kept properly in accordance with applicable Law.

2.3	Returns

All returns, particulars, resolutions and other documents required to be delivered by the Companies to The Registrar of Companies in the Cayman Islands have been properly and correctly prepared and submitted in a timely manner.

2.4	Powers of attorney and authorities

There is no power of attorney given by either Company currently in force and, subject to the Key Agreements, there is no outstanding authority by which any Person may enter into any agreement, arrangement or obligation to do anything on behalf of either

Company (other than any authority of its officers and directors to enter into agreements or obligations in the ordinary and usual course of their duties), except (i) such power of attorney or authority as will be terminated on or prior to Closing or (ii) such power of attorney that has been granted to the local manager of either Company.

2.5	Effect of Transfer of Shares

The sale of the Shares to the Buyer and, more generally, the execution and performance of this Agreement by the Seller shall not give rise to the following events:

(a)	any violation of any Law of the Cayman Islands or the United States of America or Order of any Governmental Entity of the Cayman Islands or the United States of America;

(b)	any breach of the memorandum of association, articles of association or any other constitutional document of the Companies;

(c)	any calls for early repayment of any loans or financing granted to any of the Companies;

(d)	except as provided in Clause 12 of this Agreement, any obligation to pay a bonus or indemnity to any of the employees or managers of any of the Companies;

(e)	any entitlement for any Person to be released from its obligations under the terms of any guarantee or other similar document issued as a security or in support of any undertakings on the part of any of the Companies;

(f)	any registration or constitution of a pledge or lien on the Interests, assets or securities of any of the Companies; and

(g)	save as specifically provided in this Agreement, any obligation to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Entity of the Cayman Islands or the United States of America which has not been obtained or made at the date hereof (both on an unconditional basis and on a basis that cannot be revoked).

3.	ACCOUNTS AND 2010 ACCOUNTS

3.1	General

(a)	The Accounts (as prepared by the Companies) were prepared on a consistent basis in accordance with generally accepted accounting principles in the United States, except with respect to those parts of generally accepted accounting principles in the United States that require explanatory notes, and represent a true and fair view of the financial position of the relevant Company as of September 30, 2010.

(b)	To the extent prepared by the Seller, the 2010 Accounts (as will be prepared by the Companies) will be prepared in accordance with generally accepted accounting principles in the United States and represent a true and fair view of the financial position, results of operations and statement of cash flows of the relevant Company as of and for the year ended December 31, 2010.

3.2	Books and financial records

To the Best Knowledge of Seller, all the accounting books and records of the Companies are in its possession or under its control and as of the date of this Agreement are accurate and have been properly kept and completed in accordance with applicable legal requirements.

4.	CHANGES SINCE THE LAST ACCOUNTS DATE

4.1	Ordinary course of business

Since the Accounts Date:

(a)	the business and activities of the Companies have been carried on in the ordinary and usual course up to the date of this Agreement; and

(b)	no resolution of either Company in general meeting has been passed up to the Closing Date (other than any resolution constituting ordinary business conducted at an annual general meeting).

4.2	Guarantees / Securities

(a)	On the Closing Date there will be no outstanding guarantee, indemnity or suretyship or similar undertaking given by the Companies for the benefit of any member of the Seller’s Group.

(b)	Save as set forth in the Key Agreements, (i) the Companies have granted no security or guarantee to the Seller or to any third party, (ii) there is no Encumbrance created by the Companies (or, to the Best Knowledge of Seller, created by any other Person) on, over or affecting the whole or any part of the business or assets of the Companies, (iii) there is no commitment by the Companies and to the Best Knowledge of the Seller, there is no fact giving or which could give rise to any such security or Encumbrance in favour of any Person, and (iv) to the Best Knowledge of the Seller, no claim, whether through legal proceedings or otherwise, has been made by any Person claiming to be entitled to any such right.

(c)	Except as provided for in the Material Agreements, the Companies are not parties to and have no obligation (present or future) in respect of any third party guarantee, indemnity, letter of credit or loan.

4.3	Loans

(a)	There will be, as of the Closing:

(i)	no outstanding loans made by either Company to any member of the Seller’s Group; and

(ii)	no outstanding loans made to either Company by any member of the Seller’s Group.

(b)	The Companies are not a party to any third party loan, banking and other credit facilities.

4.4	Contracts with Connected Persons

There will be at the Closing Date (following execution of the deed of termination, release and waiver referred to in Schedule 2) no contracts or arrangements between either Company, on the one hand, and any member of the Seller’s Group, on the other hand, other than the deed of termination, release and waiver referred to in Schedule 2, the Pioneer Services Agreement.

5.	EMPLOYEES

(a)	Seller has delivered to Buyer a true and complete list, as of the date of this Agreement, of all the Companies’ employees together with their job title, date of beginning of employment with the relevant Company and last annual salary (the “Employee List”) and each such employee’s employer is Pioneer Tunisia. Save as regards any new employees hired in accordance with Schedule 5 after the date of this Agreement or any dismissal, resignation or other termination of employment in accordance with Schedule 5, this list shall be true, complete and accurate at the Closing Date.

(b)	As of the date hereof, no director, officer or employee of the Companies is under notice of redundancy or dismissal for any reason whatsoever and no amount due to any current or former director, officer or employee for any reason whatsoever is in arrears or unpaid other than salaries due for the current month.

(c)	To the Actual Knowledge of Seller, no amount is due as of the date hereof in any respect whatsoever to former employees of the Companies following a redundancy, dismissal for personal reasons, resignation, or termination by mutual agreement.

(d)	There is not, to the Best Knowledge of the Seller, outstanding any dispute between any of the Companies, on the one hand, and any of their respective employees, directors (or former employees or directors), or trade unions or similar organisation on the other hand. To the Actual Knowledge of Seller as of the date hereof, no such disputes or actions are threatened.

6.	INSOLVENCY

6.1	No order

No order has been made or bona fide petition presented or resolution passed for the winding up or dissolution of the Companies or for the appointment of a liquidator or examiner to the Companies or any resolutions or officers analogous to them in any jurisdiction.

6.2	No receiver/manager

No receiver (including any administrative receiver or other Person with a similar task) and/or insolvency or similar manager has been appointed by any Person over the whole or any part of the business or assets of the Companies.

6.3	Payment of debts

The Companies have not stopped paying or suspended payment of their debts as they fall due.

6.4	Composition or Schemes

No composition in satisfaction of the debts of either of the Companies, or scheme of arrangement of its affairs, or compromise or arrangement between it and its creditors or members or any class of its creditors or members, has been sanctioned or approved.

7.	LITIGATION AND COMPLIANCE WITH LAW

7.1	Litigation

The Companies are not a party to any litigation, arbitration, legal proceedings or prosecution (or to the Best Knowledge of Seller), administrative or Tax investigation and at the date of this Agreement no such litigation, arbitration, proceedings or prosecution, investigation, or claim relating thereto is, to the Best Knowledge of the Seller, pending or, to the Actual Knowledge of Seller, threatened by or against the Companies. To the Best Knowledge of the Seller at the date of this Agreement there is no fact or circumstance which, to the Actual Knowledge of Seller, could reasonably be expected to give rise to such litigation, arbitration, proceedings or prosecution, investigation, or claim. For the avoidance of doubt, this paragraph 7.1 does not apply to Tax audits (which are the subject of paragraph 8.4).

7.2	Compliance with law

(a)	As at the date of this Agreement the Companies are in compliance with all applicable Laws in the jurisdictions in which they have conducted business (including all applicable Tunisian environmental Laws).

(b)	As at the date of this Agreement no written notice has been received by the Companies of any actual or alleged violation by the Companies of any applicable Law.

7.3	Constitution

The Companies have at all times carried on their business and affairs in accordance with their memorandum of association and articles of association or other relevant organisational and governance document for the time being.

8.	TAX

8.1	Tax liabilities

All Tax for which the Companies have been liable and which have fallen due for payment have been duly paid in a timely fashion. To the Best Knowledge of the Seller, none of the Companies is in dispute with any Tax Authority.

8.2	Tax returns

All notices, computations and returns which ought to have been given or made have been properly and duly made and submitted in timely fashion by the Companies to the relevant Tax Authority. All records which the Companies are required to keep for Tax purposes are complete and, to the Best Knowledge of Seller, accurate and have been duly and properly kept and are available for inspection at the premises of the respective Company.

8.3	Penalties and interest

The Companies do not have as of the date hereof any outstanding liability in respect of any interest, penalty, surcharge or fine relating to Tax.

8.4	Investigations

As of the date of this Agreement and to the Best Knowledge of Seller, the Companies are not subject to any non routine investigation or audit by any Tax Authority nor has any of the Companies been subject to such non routine investigation or audit within the last four years.

8.5	Tax Residence

(a)	The Companies are not treated for any Tax purpose as resident of, or as having a branch, agency or permanent establishment in, a country other than (i) the country of their incorporation or (ii) Tunisia.

(b)	The Companies (i) are and have always been exempted companies under Cayman Islands Law, (ii) do not hold and have never held real property or other assets in the Cayman Islands and (iii) do not and did never carry on business in the Cayman Islands.

8.6	Tax withholdings

The Companies have complied with all statutory provisions relating to Taxes which require the deduction of Taxes from any payment made by them, and have properly accounted to the appropriate Taxation Authority for any such Tax, which ought to have been accounted for.

9.	AGREEMENTS

(a)	Complete copies of each:

(i)	Material Agreement to which either Company is a signatory as of the date hereof; and

(ii)	agreement which is material to the Companies’ business and to which either Company is a signatory or (to the Best Knowledge of the Seller) is otherwise bound as of the date hereof,

(iii)	are contained in the Data Room.

(b)	To the Best Knowledge of Seller, the Material Agreements (with the exception of the Key Agreements) are valid and subsisting.

(c)	The Key Agreements are valid and subsisting.

(d)	(i)	To the Best Knowledge of the Seller, the Companies are not in breach of a Material Agreement and no fact or circumstance exists which is likely to give rise to such a breach.

(ii)	To the Best Knowledge of the Seller and as at the date hereof, no other contracting party is in breach of a Material Agreement and no fact or circumstance exists which is likely to give rise to such a breach.

(iii)	To the Best Knowledge of the Seller, all bonuses, Royalties, rentals and other payments due by the Companies under or for the purposes of any Key Agreement have been paid.

10.	INTERESTS

(a)	Subject to the provisions of the Key Agreements and the applicable Laws of Tunisia the Interests are free from any royalty, over-riding royalty or other Encumbrance created by the Companies or, to the Best Knowledge of the Seller, created by any other Person.

(b)	Subject to the Key Agreements and the rights of any Governmental Entity of Tunisia pursuant to the applicable Laws of Tunisia, Pioneer Anaguid validly holds:

(i)	a thirty percent (30%) undivided interest in:

(A)	the Anaguid-Durra Application; and

(B)	the Anaguid Exploration Permit; and

(ii)	a Participating Interest (as defined in the Anaguid JOA) of sixty percent (60%) under the Anaguid JOA free from any Encumbrances or interests of third parties created by the Companies and to the Best Knowledge of Seller, free from any Encumbrances and interests of third parties created by any other Person.

(c)	Subject to the Key Agreements and the rights of any Governmental Entity of Tunisia pursuant to the applicable Laws of Tunisia, Pioneer Tunisia validly holds:

(i)	a twenty percent (20%) undivided interest in:

(A)	the BEK-Adam Concession; and

(B)	the BEK Exploration Permit;

(ii)	a Participating Interest (as defined in the BEK JOA) of forty percent (40%) under the BEK JOA

(iii)	a fifty percent (50%) undivided interest in:

(A)	the JN-Cherouq Concession; and

(B)	the JN Exploration Permit; and

(iv)	a fifty (50%) undivided interest in the El Hamra Exploration Permit free from any Encumbrances or interests of third parties created by the Companies and to the Best Knowledge of Seller, free from any Encumbrances and interests of third parties created by any other Person.

(d)	(i)	As of the date hereof, neither the Companies nor the Seller has received notice from any Tunisian Governmental Entity that the Interests were not validly and properly granted.

(ii)	To the Best Knowledge of the Seller as of the date hereof, no fact or circumstance exists which would be expected to cause any such notice to be given.

(iii)	To the Best Knowledge of the Seller, each of the Exploration Permits were properly, timely and validly renewed and/or extended.

(e)	Minimum work commitments and Over-riding royalty interests:

(i)

Except as set out in Schedule 20, as of the date hereof, all minimum work commitments (including seismic acquisition, explorations works, well drilling, etc.) (i) contained in the Key Agreements as well as (ii) in relation to the Transferred Well Obligation (as this expression is defined under the Joint Acquisition Agreement entered into by Pioneer Anaguid, Anadarko Tunisia Anaguid Company and Nuevo Anaguid Ltd on 1st June 2002), have been fully, properly and timely performed.

(ii)	Except for the over-riding royalty interests referred to in the First Disclosure Letter, there is no other over-riding interest obligation or similar payment obligation burdening the Interests and created by the Companies or any member of the Seller Group (or to the Best Knowledge of the Seller created by any other Person) due to a previous owner of the Interests.

(iii)	As of the date hereof and to the Best Knowledge of Seller, the Seller expects that the Anaguid-Durra concession will be granted in furtherance to the Anaguid-Durra Application which was filed in accordance with the applicable provisions of Tunisian Law.

(f)	No written demand has been received by a guarantor from a beneficiary under a Guarantee in relation to the obligations guaranteed thereunder.

11.	LICENCES

Without in any way limiting paragraph 10 of this Part I Schedule 3, to the Best Knowledge of the Seller as of the date hereof (a) the Companies have all permits, licences and authorities required by statute for the carrying on of their businesses or have obtained a waiver thereof from the relevant Governmental Entity and such permits, licences, authorities or waivers are in full force and effect and validly granted and (b) the Companies are not in breach of the terms of any such permit, licence , authority and waiver.

12.	BROKERS

Neither the Seller nor the Companies has paid or is obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement for which the Buyer may have any liability or the Companies may have any liability following Closing.

13.	ENVIRONMENTAL MATTERS

(a)	The Companies’ activities are not the source of any pollution or any damage to human health or the environment of any nature whatsoever.

(b)	None of the land, premises or installations used or owned by the Companies is contaminated by any pollution.

(c)	Except in relation to oil, gas, condensates, LPG or other products customary in the oil industry:

(i)	no dangerous or toxic wastes or substances are or have been stored or treated by the Companies in violation of Law as of the date hereof on land belonging to or which has belonged to any of the Companies or which has been leased or used by them. None of the Companies has as of the date hereof transported or ordered the transportation of any dangerous or toxic wastes or substances in violation of Law; and

(ii)	none of the Companies, has, as of the date hereof, violated any Law in the disposition of wastes from any product or packaging whatsoever outside of sites adapted for their storage, treatment, evacuation or destruction which are regulated by competent Government Entity for purposes of such operations.

(d)	To the Best Knowledge of the Seller as of the date hereof, there are no judgments, orders, or injunctions of any nature whatsoever on the free use or disposal of the Companies’ movable or immovable assets arising from their environmental situation, and there are no facts or circumstances which may provide a basis for any such prohibition, injunction, restriction or limitation.

(e)	All wells in which the Companies own an interest, and in respect of which either of the Companies carried out plugging and abandonment operations in its capacity as operator under the applicable JOA, have been plugged and abandoned in compliance with Tunisian Law and good international oilfield practice.

14.	ABSENCE OF CERTAIN DEVELOPMENTS

Since the Effective Date until the date hereof, each of the Companies has conducted its business solely within the ordinary course of business and there has not been in relation to any of the Companies:

(a)	any acquisition of assets or other capital investment for more than one million US dollars (US$1,000,000), otherwise than in the normal course of business;

(b)	any declaration or payment of any dividend or any other distribution of profits or reserves;

(c)	any material damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or financial position of any Company;

(d)	any purchase or sale of securities or any issue of shares or other securities, rights or options to purchase or subscribe shares in any Company or which are capable of granting the right to acquire or subscribe securities which represent a share in the capital or a voting right of any Company;

(e)	any third party loan incurred, granted, promised or secured by any of the Companies in excess of one million US dollars (US$1,000,000);

(f)	the assumption of an obligation or liability other than obligations or liabilities incurred in the normal course of business;

(g)	any termination, waiver, amendment of, or (to the Best Knowledge of the Seller) default by the Companies in relation to, any contract, undertaking or arrangement other than in the normal course of business;

(h)	any change (except for salary increases or other items of employee remuneration made by virtue of applicable Laws or collective bargaining agreements) in the amounts or method of calculation of the salaries and other items of employee remuneration or the other terms of employment of any employees of the Companies nor any express commitment to do so nor any negotiation or claim in view of such changes;

(i)	any sale, lease or transfer of any tangible or intangible assets other than in the normal course of business, nor any cancellation or waiver of any receivables;

(j)	any guarantee, surety or letter of comfort in respect of the obligations of third parties;

(k)	any Encumbrance granted by the Companies over any tangible or intangible assets;

(l)	any change in accounting methods, principles or practices unless required by a concurrent change in applicable Law;

(m)	any amendment to the Companies’ memorandum of association, articles of association or other organisational documents;

(n)	the entering into of any co-operation, partnership, joint venture or other similar agreements; and

(o)	any undertaking to do any of the foregoing.

15.	INTELLECTUAL PROPERTY RIGHTS

(a)	To the Best Knowledge of the Seller, the Companies are not infringing, are not reasonably liable to infringe and have not in the past three years infringed any intellectual property or made unauthorised use of any rights in confidential business information of another person.

(b)	To the Best Knowledge of the Seller as of the date hereof, none of the Companies’ intellectual property rights are being, or have been, infringed, attacked or opposed by any Person and no Person is making unauthorised use of confidential business information owned by any of the Companies.

(c)	Except as set forth in Schedule 14, the Companies do not use any of the Seller's intellectual property rights in order to carry out their activities. and no license of any intellectual property rights from the Seller is necessary for the Companies to carry on their activities.

16.	GENERAL

(a)	Schedule 1, Schedule 9, Schedule 14 and Schedule 20 are true, accurate and complete as of the date hereof.

(b)	To the Actual Knowledge of Seller as of the date hereof, Seller has not failed to disclose in the Data Room (unless otherwise disclosed in this Agreement or the First Disclosure Letter) any information that causes any other Warranty to be breached in any material respect.

17.	MERGER CONTROL

There are no merger control clearances required pursuant to the applicable Laws of the Cayman Islands or the United States of America in order to consummate the transactions contemplated by this Agreement.

PART II

BUYER WARRANTIES

The Buyer warrants to the Seller that:

1.	it is duly incorporated and validly existing and in good standing under the laws of Austria;

2.	no resolution has been adopted providing for the dissolution or winding-up of the Buyer;

3.	all corporate decisions relating to the Transaction have been taken in accordance with the Laws of Austria and internal rules applicable to the Buyer;

4.	it has the legal right and full power and corporate authority to execute and deliver, and to exercise its rights and perform its obligations under this Agreement and each other Transaction Document to which it is party;

5.	this Agreement constitutes valid and binding agreements of the Buyer;

6.	the execution and delivery of, and the performance of its obligations under this Agreement will not result in:

(a)	any violation of any Law of Austria or Order of any Governmental Entity of Austria;

(b)	any breach of the articles of association or any other constitutional document of the Buyer;

(c)	any calls for early repayment of any loans or financing granted to the Buyer; and

(d)	save as specifically provided in this Agreement, any obligation to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Entity of Austria which has not been obtained or made at the date hereof (both on an unconditional basis and on a basis that cannot be revoked);

7.	it has immediately available on an unconditional basis the necessary cash resources to meet its obligations under this Agreement;

8.	No:

(a)	order has been made or bona fide petition presented or resolution passed for the winding up or dissolution of the Buyer or for the appointment of a liquidator or examiner to the Buyer or any resolutions or officers analogous to them in any jurisdiction;

(b)	receiver (including any administrative receiver or other Person with a similar task) and/or insolvency or similar manager has been appointed by any Person over the whole or any part of the business or assets of the Buyer; and

(c)	composition in satisfaction of the debts of either of the Buyer, or scheme of arrangement of its affairs, or compromise or arrangement between it and its creditors or members or any class of its creditors or members, has been sanctioned or approved;

the Buyer has not stopped paying or suspended payment of its debts as they fall due;

9.	the Buyer is not party to any litigation, arbitration, legal proceedings or prosecution, administrative or Tax investigation and, at the date of this Agreement, no such litigation, arbitration, proceedings or prosecution, investigation, or claim relating thereto is pending or, to the Actual Knowledge of Buyer, threatened by or against the Buyer, any of which could adversely affect the Buyer’s ability to perform its obligations under this Agreement. At the date of this Agreement there is no fact or circumstance which, to the Actual Knowledge of Buyer, could reasonably be expected to give rise to such litigation, arbitration, proceedings or prosecution, investigation, or claim which could adversely affect the Buyer’s ability to perform its obligations under this Agreement;

10.	the Buyer has not paid or become obligated to pay any fee or commission to any broker, investment banker, finder or intermediary in connection with the transactions contemplated by this Agreement for which any member of the Seller’s Group or the Companies may have any liability; and

11.	there are no merger control clearances required pursuant to the applicable Laws of Austria in order to consummate the transactions contemplated by this Agreement.

SCHEDULE 4

RELEVANT CLAIMS

The terms and provisions of this Schedule 4 apply from and after Closing (including with respect to any Relevant Claims in connection with Clause 8.3).

1.	QUANTITY LIMITATIONS

1.1	The Seller shall not be liable for any Relevant Claim:

(a)	where the liability of the Seller for any particular claim (or the aggregate liability of the Seller for several related claims) whether relating to Pioneer Anaguid and/or Pioneer Tunisia is less than three hundred and fifty thousand US dollars (US$350,000) (such claims being “de minimis claims”) provided that once the threshold set forth in paragraph 1.1(b) of this Schedule 4 is exceeded the Seller shall not be liable for any Relevant Claim where the liability of the Seller for any particular claim (or the aggregate liability of the Seller for several related claims) is less than five hundred thousand US dollars (US$500,000) and each such claim which does not so exceed five hundred thousand US dollars (US$500,000) shall constitute a “de minimis claim” provided further that any claim which constitutes a de minimis claim shall not count or be taken into consideration when determining whether the threshold set forth in paragraph 1.1(b) of this Schedule 4 has been exceeded; and

(b)	where the aggregate liability of the Seller for all Relevant Claims that are not de minimis claims does not exceed a threshold amount equal to 2% of the Adjusted Bid Amount, provided that once the aggregate amount of all such claims (excluding all de minimis claims) exceeds such sum the Seller shall be liable for:

(i)	50% of the threshold amount referred to in this paragraph 1.1(b) of Schedule 4 and the Seller shall pay such amount to the Buyer within twenty (20) Business Days of being notified by the Buyer that the threshold amount referred to in this paragraph 1.1(b) has been exceeded and receipt by the Seller from the Buyer of reasonable documentation evidencing that the threshold has been exceeded; and

(ii)	subject to the other limitations set forth in this Agreement, any excess liability over and above the threshold amount referred to in this paragraph 1.1(b) of Schedule 4.

1.2	The aggregate liability of the Seller in respect of:

(a)	all Relevant Claims in respect of paragraphs 1 and 2.1, and, subject to paragraph 1.2(b) below, paragraph 9(c) and 10(a), 10(b), 10(c) and 10(d) of Part I of Schedule 3 shall not in any event exceed, in the aggregate, an amount equal to the Adjusted Bid Amount;

(b)	all Relevant Claims in respect of the Warranties in paragraphs 9(c), 10(a), 10(b), 10(c) and 10(d) of Part I of Schedule 3 shall not in any event exceed, in the aggregate, an amount equal to the value allocated to the particular Interest (as set forth in Schedule 18) affected by such breaches of Warranty;

(c)	except as provided in paragraph 1.2(a) of this Schedule 4, all Relevant Claims shall not in any event exceed, in the aggregate, an amount equal to fifty percent (50%) of the Adjusted Bid Amount; and

(d)	all Relevant Claims referred to in (a), (b) and (c) of this paragraph 1.2 shall not in any event exceed, in the aggregate, an amount equal to the Adjusted Bid Amount.

2.	TIME LIMITS

2.1	The Seller shall not be liable in respect of any Relevant Claim unless written notice of it shall have been given to the Seller:

(a)	in the case of a Relevant Claim in respect of the Tax Warranties or arising under Schedule 7, before (i) 3 months following the expiry of the applicable statutory limitation period relevant to the raising of any Tax assessments by the relevant Tax Authority or (ii) if later, 3 months following the date on which any decision from any relevant court or authority or any arbitration award in relation to the matter forming the basis of any such Relevant Claim has become final and non appealable, provided that Buyer gives notice to the Seller of the matter giving rise to such decision, sentence or settlement before three (3) months following the expiry of the applicable statutory limitation period relevant to the raising of any Tax assessments by the relevant Tax Authority; or

(b)	in the case of any other Relevant Claim, before the date falling eighteen (18) months after the Closing.

2.2	A Relevant Claim notified in accordance with paragraph 2.1 above and not satisfied, settled or withdrawn shall be unenforceable against the Seller on the expiry of the period of 6 months starting on the day of notification of the Relevant Claim, unless proceedings in respect of the Relevant Claim have been issued and served on the Seller within that period, in which case the rights of the Party seeking indemnification or recovery with respect to such Relevant Claim shall survive until such time as such Relevant Claim is finally resolved.

3.	EXCLUSIONS

3.1	The Seller shall not be liable for any Relevant Claim:

(a)	if the subject matter thereof or matter giving rise thereto has been disclosed in accordance with Clause 8.1:

(i)	in the First Disclosure Letter;

(ii)	except as set forth in Clause 3.2(b), in the Second Disclosure Letter; or

(iii)	in the Data Room;

(b)	if the Buyer or any member of the Buyer’s Group recovers from some other Person (including insurers and third parties) any sum in respect of any matter or event which has given rise or could give rise to a Relevant Claim, any sum so recovered will reduce the amount of the Relevant Claim. In the event of the recovery being delayed until after satisfaction by the Seller of its relevant indemnification or other liability hereunder, an amount equal to the sum so recovered by the Buyer or any member of the Buyer’s Group, shall be paid to the Seller, but only up to the amount paid by the Seller in respect of such Claim.

3.2	The Seller shall not be liable in respect of any Relevant Claim if and to the extent that:

(a)	it is attributable to some act, omission, transaction or arrangement carried out by the Seller after the Effective Date on behalf of the Buyer or a member of the Buyer’s Group, in accordance with Schedule 5, or after the date of Closing, by the Buyer or by a member of the Buyer’s Group or by either Company or any of their respective successors in title;

(b)	such claim is attributable to or increased by any admission of liability made after the date hereof by the Buyer’s successors in title or by a member of the Buyer’s Group or by Persons acting on their behalf;

(c)	the claim arises or is increased as a result of:

(i)	an increase in rates of Tax, or new Tax, relating to periods after the Effective Date;

(ii)	any administrative or judicial decision, or practice or any uncertainties, inconsistencies or changing interpretations of Law or regulations or administrative process on or after the Effective Date or any change in the practice of any Tax Authority or the practices or policies of any recognised accounting body on or after the Effective Date;

(iii)	any failure of federal, regional or local legislative, executive and/or judicial authorities to fully implement and give effect to the Key Agreements or other contract or permit after the Effective Date;

(iv)	the passing of any primary or subordinate legislation or Law, or making of any other government regulation, not in force at the Effective Date or the withdrawal or alteration after the Effective Date of any published extra statutory concession made by any fiscal authority and currently in operation;

(v)	the failure or omission on the part of the Buyer and/or either Company after Closing (except where such failure or omission is attributable to the Seller) to file all necessary Tax returns and computations required to be filed by it or to submit such returns and computations within the appropriate time limits and on a proper basis; or

(vi)	either Company waiving or surrendering after the date of Closing any Relief from Tax available to it;

(d)	the matter giving rise to the Relevant Claim was taken into account in the Accounts or the 2010 Accounts or was included in a provision appropriate under generally accepted accounting principles in the United States in force at the Effective Date;

(e)	the claim would not have arisen but for anything expressly provided to be done or omitted to be done pursuant to this Agreement or which is otherwise done or omitted to be done at the written request or with the written consent of the Buyer prior to Closing;

(f)	the claim would not have arisen but for (or if the same claim is increased by reason of) a breach by the Buyer of any of its obligations under this Agreement;

(g)	it involves the winding up, cessation of trade, change in the trade or business of either Company after Closing or any re-organisation or change in ownership of any member of the Buyer’s Group after Closing;

(h)	it involves a failure to utilise any payments received by the Buyer to discharge liabilities to which the claim giving rise to the payment relates;

(i)	such claim would (but for this paragraph 3.2(i) of Schedule 4) involve a breach of any operational activities or duties under paragraph 1(a) or 1(b) of Schedule 5 but neither Company shall have any liability under the applicable JOA (or, where the affected Interest is not subject to a JOA, then under a hypothetical joint operating agreement similar to the Anaguid JOA) as a result of a breach of such operational activities or duties;

(j)	to the extent that the claim arises in connection with a claim made by a third party between the date of this Agreement and the Closing Date (both dates inclusive) where (i) such claim relates to an occurrence or event which occurred prior to the Effective Date or otherwise relates to an occurrence or event which had its origin prior to the Effective Date and (ii) to the extent that the Buyer took or omitted to take (or instructed the Seller to take or omit to take) any action since the date hereof which resulted in an increase in the liability of the Seller in connection with such occurrence or event. In this case, the Seller shall not be liable for the amount of the increased liability only; or

(k)	the claim arises or is increased as a result of the Buyer taking or omitting to take any action since the execution and delivery of this Agreement that results in an increase to the liability of the Seller in connection with such Loss in which case the Seller shall not be liable for the amount of the increased liability only.

3.3	For the avoidance of doubt, any approval of the annual accounts for any fiscal year expiring on or prior to the Effective Date by the Companies shall have no effect on any potential indemnification liability of the Seller.

3.4	No claim may be made by the Buyer under a Warranty to the extent that, to the Actual Knowledge of Buyer prior to signing this Agreement and from a source other than the Data Room, such Warranty was breached.

3.5	If any Relevant Claim under this Agreement relates to a liability that is contingent only (a “Contingent Liability”), the Seller shall not be under any obligation to make any payment to the Buyer in connection therewith unless the contingent liability is notified by the Buyer to the Seller in accordance with Clause 8.5 and ceases to be contingent and becomes an actual liability within a period of twenty four (24) months after the Closing. For the avoidance of doubt, if a Contingent Liability does not become an actual liability within such twenty four (24) month time period, such Contingent Liability shall not be the basis for a Relevant Claim and the Seller shall have no liability with respect to such Contingent Liability or any claim relating thereto under this Agreement. For the purposes of this provision, a Contingent Liability means any breach of Warranty which does not result in a Loss for the Buyer, the Companies or a third party at the time the Relevant Claim is made, it being understood that a liability shall not be deemed to be contingent solely because the quantum of Losses which may arise in relation to such Relevant Claim are unascertainable.

4.	THIRD PARTY CLAIMS

4.1	If the Buyer receives written notice of the commencement or assertion of any proceeding, claim or investigation by a third party which could give rise to a Relevant Claim and if such claim is as a result of or in connection with a claim against either Company by, or a liability of either Company to, a third party (a “Third Party Claim”), the Buyer shall give written notice thereof (a “Claims Notice”) to the Seller as soon as practicable. The Claims Notice shall describe the Third Party Claim in sufficient detail to enable to Seller to determine the effect of such proceeding, claim or investigation or otherwise attach a copy of the notice received from the Third Party, and shall indicate the amount (reasonably estimated, if necessary) of the Losses that have been or may be suffered.

4.2	The Buyer shall assume control of and appoint lead counsel for the defence of such Third Party Claim. However, if it appears that, after taking into consideration the financial limitations on liability set forth in paragraphs 1.1(b) and 1.2 of this Schedule 4 the Seller bears the greatest financial exposure in the event that the Third Party Claim is successful, the Seller shall be entitled to serve written notice on the Buyer (setting forth the reasons why the Seller believes that it has the greater financial exposure) within fifteen (15) Business Days of Seller’s receipt of the Claims Notice informing the Buyer that the Seller elects to assume control of such Third Party Claim. Pending any receipt of written notice from the Seller after the issuance of a Claims Notice, the Buyer shall assume control of such Third Party Claim provided, however, in the event that during the course of such Third Party Claim the threshold set forth in paragraph 1.1(b) of Schedule 4 would be reasonably likely to be exceeded, the Buyer shall notify the Seller and the Seller shall have the right to take over and assume control of the Third Party Claim.

4.3	If the Seller assumes the control of the defence of the Third Party Claim in accordance with the provisions of this paragraph 4 of Schedule 4, the Buyer shall:

(a)	provide to the Seller and its advisers (to the extent allowed under the applicable Laws) reasonable access to relevant documents and records within the Buyer’s and/or the Companies’ power or control for the purpose of enabling the Seller to investigate the matter;

(b)	procure that each Company shall use its reasonable endeavours to procure that the professional advisers (both past and present) of either Company makes available to the Seller and its professional advisers their working papers in respect of each Company’s accounts for any relevant accounting period in connection with any Relevant Claim, to the extent allowed under applicable Laws;

(c)	procure that both Companies shall take any action and institute any proceedings, and give reasonable information and assistance, as the Seller may reasonably request to dispute, resist, appeal, compromise, defend, remedy, settle or mitigate the matter or enforce against a Person the rights of the Buyer or the Companies in relation to the matter; and

(d)	be entitled to participate, at its own cost and expense, in the defence of such Third Party Claim and to employ separate counsel of its choice for such purpose. The fees, costs and expenses of any such separate counsel to the Buyer pursuant to this paragraph 4 of Schedule 4, shall be paid by the Buyer.

4.4	If the Buyer shall control the defence of the Third Party Claim in accordance with the provisions of this paragraph 4 of Schedule 4, the Seller shall nevertheless be entitled to participate, at its own cost and expense, in the defence of such Third Party Claim and to employ separate counsel of its choice for such purpose. The fees, costs and expenses of any such separate counsel to Seller pursuant to this paragraph 4 of Schedule 4, shall be paid and borne by the Seller. In addition, if the Buyer shall control the defence of the Third Party Claim in accordance with the provisions of this paragraph 4 of Schedule 4, the Buyer shall keep the Seller reasonably informed of any actual or proposed developments (including any meetings) and shall provide the Seller with copies of all correspondence and documentation relating to such Third Party Claim, matter or action, and such other information, assistance and access to records and personnel as the Seller reasonably requires and shall furthermore consult with the Seller before taking any significant decision or action affecting the defence or settlement of the Third Party Claim, the filing of pleadings and motions, the submission of any material correspondence and the selection of venue or forum.

4.5

Neither the Seller nor the Buyer shall settle a Third Party Claim in excess of three hundred and fifty thousand US dollars (US$350,000) (or the equivalent thereof in any other currency) without reasonable prior notice to and consultation with, and the written consent (not to be unreasonably withheld, delayed or conditioned) of, the other. Without prejudice to the generality of the foregoing, the Seller shall obtain the prior written consent of the Buyer (which shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement, compromise, admission or acknowledgement of the validity of such Third Party Claim if the settlement does not unconditionally release the Buyer and its affiliates from all liabilities and obligations with respect to such Third Party Claim, if the settlement requires any payment by the Buyer or any member of the Buyer’s Group or if the settlement imposes injunctive or other equitable relief against the Buyer or any member of the Buyer’s Group or acknowledges culpable conduct by the Buyer or any member of the Buyer’s Group and the Buyer shall obtain the prior written consent of the Seller (which shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement, compromise, admission or acknowledgement of the validity of such Third Party Claim if the settlement does not unconditionally release the Seller and its affiliates from all liabilities and obligations with respect to such Third Party Claim, if the settlement requires any payment by the Seller or any member of the Seller’s Group pursuant to any Transaction Document or otherwise, or if the settlement imposes injunctive or equitable relief against the Seller or any member of the Seller’s Group or acknowledges culpable conduct by the Seller or any member of the Seller’s Group. For the avoidance of doubt and notwithstanding any provision to the contrary contained herein, any settlement agreement entered into by the Buyer pursuant to this paragraph 4 of Schedule 4 shall in no event relieve the Seller from its obligation to indemnify the Buyer in accordance with this Agreement.

4.6	Each of the Seller and the Buyer shall cooperate, and cause their respective affiliates (and in any event the Buyer shall cause the Companies) to cooperate, in the defence or prosecution of any Third Party Claim and the assumption of control of the defence of any Third Party Claim as provided in this paragraph 4 of Schedule 4 and shall furnish or cause to be furnished such records, information and testimony (subject to any applicable confidentiality agreement), and attend such conferences, discovery proceedings, hearings, trials or appeals as may be reasonably requested in connection therewith.

5.	RECOVERY FROM THIRD PARTIES

5.1	If Buyer delivers notice of a Relevant Claim and the Buyer or either Company (or any affiliate of any of them) either receives, or is entitled or may be entitled either immediately or at some future date to recover or obtain, from any Person (other than the Buyer, a Company or any such affiliate) a payment in connection with the liability that gave rise to such Relevant Claim, then:

(a)	the Buyer shall notify the Seller of that fact as soon as possible and if so required by the Seller shall take (or shall procure that the relevant Company or other Person concerned shall take) such action as the Seller may reasonably request to enforce such recovery or to obtain such payment (keeping the Seller reasonably informed of the progress of any action taken and providing it with copies of all relevant correspondence and documentation) provided that the Buyer shall not be required to pursue any appeal of any determination by an arbitral panel or court except that where such determination is not satisfactory to the Seller, the Buyer shall assign, to the extent such rights are assignable, to the Seller (at the Seller’s sole discretion) any and all rights of the Buyer to pursue or appeal the claim against the relevant arbitral panel or court; and

(b)	if the Buyer, a Company or other Person concerned receives or obtains such a payment, the Buyer shall promptly pay to the Seller:

(i)	where the amount received is less than the liability paid by the Seller under the Relevant Claim, the entire amount received; or

(ii)	where the amount received exceeds the liability paid by the Seller under the Relevant Claim, the liability paid by the Seller under the Relevant Claim.

6.	NO DOUBLE RECOVERY

The Buyer shall not be entitled to recover any amount pursuant to any Transaction Document in respect of any claim to the extent that the Buyer and/or either Company has already recovered any amount in respect of such claim.

7.	MITIGATION

7.1	Nothing in any Transaction Document shall or shall be deemed to relieve the Buyer of any common law duty to mitigate any Loss or damage incurred by it or either Company or the Seller of any common law duty to mitigate any Loss or damage incurred by it.

7.2	Without prejudice to the generality of the foregoing, the Buyer shall, and shall procure that each Company shall, before seeking to recover any amount from the Seller, at the request of the Seller, first use all reasonable endeavours to recover any Loss or damage which it may suffer in consequence of any matter giving rise to a Relevant Claim (or capable of doing so) from any third party or third parties (including any insurer with whom the Buyer and/or either Company has insurance) from whom the Buyer and/or either of the Companies is or may be entitled to recover all or part of such Loss or damage; provided, however, that the Seller shall be liable for all reasonable costs incurred by the Buyer and/or the Companies in connection with any action taken pursuant to this paragraph 7.2.

7.3	Without prejudice to the generality of the foregoing, the Seller shall before seeking to recover any amount from the Buyer, at the request of the Buyer, first use all reasonable endeavours to recover any Loss or damage which it may suffer in consequence of any matter giving rise to a claim (or capable of doing so) from any third party or third parties (including any insurer with whom the Seller has insurance) from whom the Seller is or may be entitled to recover all or part of such Loss or damage; provided, however, that the Buyer shall be liable for all reasonable costs incurred by the Seller in connection with any action taken pursuant to this paragraph 7.3.

8.	ASSIGNMENT OF RECOVERY RIGHTS

In the event of any Relevant Claim by the Buyer succeeding and any payment being made by the Seller pursuant thereto, the Buyer will, and/or (as the case may be) will procure that each Company will assign or procure the assignment to or to the order of the Seller, of all rights of reimbursement, actions and indemnities against third parties in respect of the subject matter of such claim (to the extent possible under the applicable Laws).

9.	NO LIMITATION FOR FRAUD

Notwithstanding any other provision of this Agreement, no limitation of any kind whatsoever referred to in paragraphs 1 or 2 of this Schedule 4 shall apply in respect of any Relevant Claim made against the Seller if:

(a)	such claim arises from a fraud committed by the Seller; provided, however, no claim of fraud may be made (or considered) in determining whether or not fraud exists or the amount of any damages arising from fraud unless the Relevant Claim in question constitutes a material breach of a Warranty or covenant by the Seller; and

(b)	the Buyer has proved beyond a reasonable doubt that such fraud was committed by the Seller.

10.	GROSS-UP

Where the Seller is liable to pay an amount to the Buyer in connection with any Relevant Claim, the Seller shall ensure that such amount is grossed-up or paid free of any U.S. tax withholdings or any bank transfer charges and other similar fees, expenses and charges levied on the Seller in connection with the payment of such amounts.

11.	ASSESSMENT

Until the later of:

(a)	expiry of the time limits set forth in paragraph 2.1(a) of Schedule 4; and

(b)	settlement and final and binding determination of all Relevant Claims,

the Parties shall, at the Seller’s election, meet no later than once every three (3) months to assess and discuss the status of any actual, pending or threatened claims or proceedings for which the Seller could be liable and the Buyer’s view of the aggregate amount of claims that are then subject to paragraph 1.1(b) of this Schedule 4 in order to enable the Seller to assess whether or not it should take over the conduct of any claims provided that such meetings shall not constitute a formal or an implicit waiver of any of the Buyer’s rights to recover Losses under this Agreement nor shall any information given or opinion expressed by the Buyer or relied upon by the Seller, relieve the Seller from its obligations hereunder or otherwise reduce its indemnification liability if any.

SCHEDULE 5

INTERIM PERIOD

1.	Until Closing the Seller shall procure that except with the written consent of the Buyer (not to be unreasonably conditioned, withheld or delayed), the Companies shall:

(a)	conduct activities relating to the Interests in the ordinary course of business and consistent with good international oilfield practice;

(b)	comply with all applicable Laws and each Material Agreement;

(c)	not dispose of, or create any Encumbrance in respect of, the Interests or the Shares;

(d)	not do or knowingly omit to do anything which would reasonably be expected to result in the termination, revocation, suspension, modification, amendment or non-renewal of any Material Agreement (except any such modification or amendment that is immaterial);

(e)	not create, issue, purchase or redeem any class of share capital; and

(f)	not:

(i)	create, incur or assume any long term debt other than (x) any such debt that is repaid in full by the Seller prior to Closing or any other such debt that is permitted pursuant to paragraph 6 of this Schedule 5 or (y) as a result of any inter company funding provided by the Seller Group in the ordinary course of business;

(ii)	provide any guarantee of any debt other than any guarantee terminated prior to Closing;

(iii)	amend their respective memorandum of association and articles of association;

(iv)	undertake any merger, spin-off, contribution or other form of reorganisation;

(v)	propose, declare or pay any dividend or otherwise distribute any profit or dividend, except up to thirty seven million US dollars (US$37,000,000) in Dividends (in aggregate) provided that Pioneer Tunisia holds sufficient cash amount to carry out such distribution and that no loan or other credit facility will be required in order to implement such distribution;

(vi)

save for increases which are consistent with past practice and in the ordinary course of business or mandatory under applicable labour Law, increase or undertake to increase the compensation payable or other benefits due (including salaries, profit-sharing, pension or retirement rights or other similar benefits) to any employee, director or officer (whether or not having employee status) of the Companies that is payable by the Companies nor shall the Companies hire any employee unless it is undertaken in the ordinary course of business or dismiss any corporate officers or executive employees save in the case of serious misconduct (faute grave/lourde) and after consulting the Buyer;

(vii)	enter into any contracts which are subject to unduly onerous terms, or which are outside the normal course of business of the Companies concerned, or which are not at arms’ length, nor terminate any material business relationship (other than expiry in accordance with its terms);

(viii)	undertake any material non routine expenditure, save (i) where such expenditure is essential to preserve the value of an asset of the relevant Company or (ii) where provided in the Companies’ work programmes or approved budgets (to the extent copies of such work programmes and approved budgets are in the Data Room), nor transfer any of its assets except in the usual and prudent course of business;

(ix)	grant any security interests with respect to the obligations of a third party;

(x)	surrender nor voluntarily relinquish any of the surface area covered by the Exploration Permits or by the Concessions, nor commit to any additional work which has not been disclosed in the Data Room; and

(xi)	undertake to do any of the foregoing.

2.	Until Closing the Seller shall:

(a)	advise the Buyer regarding the exercise of the Companies’ material rights under any Material Agreements after the date hereof, where such exercise has materially departed from the ordinary course of business;

(b)	advise reasonably in advance (to the extent practicable) the Buyer regarding any significant operation that is to be discussed in any operating committee, in particular in any committee set up under the Key Agreements, and shall consult with the Buyer with a view of agreeing upon the decision to be taken and the vote to be made. Failing such agreement, the Seller undertakes to vote on significant operations according to the Buyer’s instructions provided that such vote would neither entail additional expenses nor liabilities for the Seller or the Companies or obligate the Companies or the Seller to future expenditures or liabilities, and that instructions given by the Buyer are not manifestly contrary to a sound conduct of petroleum operations, provided that Buyer shall not have the right to veto any action proposed by Seller if such action is reasonable (provided that at the request of Buyer, Seller shall use reasonable efforts to defer the taking of the action unless Seller or the Companies would be materially prejudiced by the deferral);

(c)	provide the Buyer with copies of written proceedings of the relevant operating committee meetings and technical committee meetings after the date hereof as and when prepared in the ordinary course of business consistent with the Companies’ past practices and of any written communication with ETAP or any Tunisian Government Entity regarding the Transaction and the Material Agreements;

(d)	notify forthwith to the Buyer in writing if any Material Adverse Event has, to the Actual Knowledge of Seller, occurred or materialized after the date hereof with a reasonable description (based on facts then known by Seller) of such Material Adverse Event; and

(e)	promptly inform the Buyer of any material action or decision made by any of the Companies in its capacity as operator under the JN Exploration Permit, the El Hamra Exploration Permit and/or the Anaguid Exploration Permit or otherwise in relation to any of the Interests.

3.	Neither the Seller nor the Companies will make or offer, with respect to the matters which are the subject of this Agreement or in relation to the Interests, any payment, gift, promise or other advantage, whether directly or through any other Person, to or for the use or benefit of any public official or any political party or political party official or candidate for office, where such payment, gift, promise or advantage would violate (i) the applicable Laws of Tunisia; (ii) the Laws of the country of incorporation or principal place of business of the Companies; (iii) the U.S. Foreign Corrupt Practices Act of 1977 or (iv) the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on December 17, 1997.

4.	Access to the Companies

(a)	Between the date hereof and the Closing Date, the Buyer and its representatives (including its auditors and legal advisors) shall, upon giving a reasonable notice, have access (at the Buyer’s sole cost and risk) to the employees, advisers, accountants, properties, assets, books and records of the Companies during normal business hours, in order to ensure a smooth transition and transfer of ownership and to protect the Interests or any of its rights arising out of this Agreement.

(b)	For the avoidance of doubt, it is hereby specified that any inspections or visits by the Buyer and/or persons designated by the Buyer shall have no effect on any potential indemnification liability.

5.	Relationship with the Seller’s Group

(a)	Following the Closing, the Seller waives, on behalf of itself and the Seller’s Group, its rights to repayment of any amount due prior to the Closing Date by a Company to the Seller.

(b)	At the latest by the Closing Date, the Seller shall terminate or ensure termination of, without any indemnity or other obligation for the Companies (include any notice periods), all contracts and other arrangements between (i) the Seller and any and all of the Seller’s Group, on the one hand, and (ii) any and all of the Companies, on the other hand.

(c)	At the latest by the Closing Date, the Seller shall have obtained the release from all guarantees and other security interests granted by any of the Companies to the benefit of the Seller or any of the Seller’s Group.

6.	Notwithstanding the limitations on Seller as provided above, the Seller or the Companies, as applicable, shall be entitled to carry out any action listed below:

(a)	required under a contract to which either Company is bound;

(b)	required to satisfy a work obligation required by any Governmental Entity in Tunisia;

(c)	required by applicable Law or required to maintain any Interest;

(d)	required pursuant to an emergency procedure or for the preservation and/or safety of lives or property or the environment;

(e)	otherwise consented to by the Buyer in writing (and where the Seller requires the Buyer’s consent and the Buyer fails to notify Seller in writing (within five (5) Business Days after the receipt by the Buyer of a reasonable request from the Seller for consent) that Buyer does not so consent and the basis for not granting its consent, then Buyer shall be deemed to have consented);

(f)	constituting a transfer of amounts and the settlement of any inter-company payables and/or inter-company receivables (i) between the Companies and/or (ii) between any member of the Seller’s Group and either or both of the Companies, in each case after the Effective Date; or

(g)	as otherwise agreed to by the Buyer and the Seller in writing,

provided, however, that where the action to be performed is material then the Seller shall notify the Buyer in advance of performing such action except where such a notification is impractical under the circumstances in which case the Seller shall notify the Buyer of the action performed as soon as reasonably practicable after performing such action. For the avoidance of doubt, any prior notification by the Seller to the Buyer of any action to be carried out pursuant to this paragraph 6, shall not deprive the Buyer of its right to claim Material Adverse Event.

SCHEDULE 6

WORKING CAPITAL CALCULATION

and

ADJUSTED BID AMOUNT

1.	Working Capital calculation

The Working Capital is calculated based on the Accounts and the 2010 Accounts, respectively, of the Companies. It is understood that for the purpose of this Working Capital calculation the Accounts and 2010 Accounts are consolidated and any intercompany profit is eliminated. Working Capital shall be defined as follows:

Cash and Cash Equivalents

Plus	55% (in words “fifty-five percent”) of the portion of the ETAP Receivables attributable to the Anaguid Interest / Pioneer Anaguid included in Other Non-Current Assets

Plus	70% (in words “seventy percent”) of the portion of the ETAP Receivables attributable to the BEK Interest / Pioneer Tunisia included in Accounts Receivable - Trade Other and Other Non-Current Assets

Plus	55% (in words “fifty-five percent”) of the portion of the ETAP Receivables attributable to the JN Interest / Pioneer Tunisia included in Other Current Assets and Other Non-Current Assets (for purposes of the 2010 Accounts, determined in accordance with Clause 5.2)

Plus	deposits included in Other Non-Current Assets

Plus	Accounts Receivable Oil & Gas

Plus	Accounts Receivable Trade Other, excluding ETAP Receivables

Plus	Inventories

Plus	Prepaids

Less	Accounts Payable Affiliates

Less	Accounts Payable Trade

Less	Other Current Liabilities (including other provisions if any)

Less            Current Income Taxes (including current tax provisions if any)

=	Working Capital

For the avoidance of doubt Working Capital excludes Deferred Income Taxes and accrued abandonment obligations.

The above mentioned terms shall have the meaning ascribed to them in the Accounts and 2010 Accounts.

For the avoidance of doubt, the amount of the ETAP Receivables to which the Buyer may apply the discount noted above, shall be the amount noted or set aside for the ETAP Receivables in the Accounts and 2010 Accounts and the Buyer shall not be entitled to apply any further discount to the amount attributable to ETAP Receivables (including whether arising as a result of an audit by ETAP or any other Governmental Entity of Tunisia).

2.	Adjustment of the Bid Amount

2.1	Calculation:

Adjusted Bid Amount = Bid Amount + ( 2010WC – WCn)

Where:

(i)	2010 WC means the Working Capital as appearing in the 2010 Accounts; and

(ii)	WCn means the Working Capital as appearing in the Accounts.

2.2	Payment:

If Adjusted Bid Amount – Bid Amount > 0: the Buyer shall pay to the Seller, within the five (5) Business Day period provided for in Clause 5, an amount equal to:

Adjusted Bid Amount - Bid Amount

If Bid Amount – Adjusted Bid Amount > 0: the Seller shall pay to the Buyer, within the five (5) Business Day period provided for in Clause 5, an amount equal to:

Bid Amount – Adjusted Bid Amount.

If Adjusted Bid Amount – Bid Amount = 0: the Bid Amount shall not be adjusted.

3.	Pre-emption

Where the preferential right under the Anaguid JOA is exercised and the Closing under this Agreement involves only the acquisition of the entire issued share capital of Pioneer Tunisia by the Buyer, Working Capital calculations shall be determined without any reference to any Working Capital of Pioneer Anaguid and shall be determined on the basis of the Working Capital attributable to Pioneer Tunisia only.

Working Capital

As at the Accounts Date (US$)

		Pioneer Tunisia	Pioneer Anaguid
	Cash and Cash Equivalents	47,174,927	2,182,900

Plus:	Accounts Receivable - Oil & Gas	19,150,454	—
	Accounts Receivable Trade Other, excluding ETAP Receivables	6,125,671	—
	Inventories	15,440,017	10,325
	Prepaids	1,440,380	—
	Deposits included in Other Non-Current Assets	442,629	—
	ETAP Receivables (55%) attributable to the Anaguid Interest / Pioneer Anaguid included in Other Non-Current Assets	—	7,015,139
	ETAP Receivables (70%) attributable to the BEK Interest / Pioneer Tunisia included in Accounts Receivable – Trade Other and Other Non-Current Assets	3,576,917	—
	ETAP Receivables (55%) attributable to the JN Interest / Pioneer Tunisia included in Other Current Assets and Other Non-Current Assets	16,059,416	—

Less:	Accounts Payable – Trade	22,088,017	4,361,288
	Accounts Payable – Affiliates	3,883,130	10,436,711
	Other Current Liabilities (including other provisions if any)	10,060,472	—
	Current Income Taxes	2,097,094	—

	Total	71,281,698	(5,589,635)

	Combined	65,692,063

SCHEDULE 7

TAX COVENANT

1.	COVENANT TO PAY

1.1	The Seller hereby covenants to the Buyer to indemnify the Buyer against:

(a)	Any Tax Liability which arises in respect of or in consequence of (i) any income, profits or gains earned, accrued or received before the Effective Date; or (ii) any production, act or transaction which occurred before the Effective Date; and

(b)	any liability which arises in respect of or in consequence of any underpayment or non-payment of Royalty in respect of any production, act or transaction which occurred before the Effective Date (“Royalty Liability”);

together with all documented costs and expenses reasonably and properly incurred by the Buyer in connection with a successful claim by the Buyer under this Schedule.

1.2	After demand (which demand shall be made no earlier than two months prior to the first date on which the Tax Liability or Royalty Liability becomes recoverable by the relevant Tax Authority), the Seller shall pay to the Buyer any amount payable under paragraph 1.1 on or before the date which is the earlier of the date:

(a)	twenty (20) Business Days after demand is made therefor by the Buyer; or

(b)	two (2) Business Days before the first date on which the Tax or Royalty becomes recoverable by the relevant Tax Authority.

2.	EXCLUSIONS

2.1	By way of addition to the limitations and exclusions set forth in Clause 8.2(e) and 8.2(f) and Schedule 4, paragraph 1.1 shall not apply to the extent that:

(a)	provision or reserve in respect of the Tax Liability or Royalty Liability, as applicable, has been made in the 2010 Accounts; or

(b)	the Tax Liability or Royalty Liability, as applicable, was paid or discharged before the Effective Date; or

(c)	the Tax Liability or Royalty Liability, as applicable, arises as a result of any change in rates of Tax or Royalty made after the Effective Date or of any change in Law (or a change in interpretation on the basis of case law), regulation, directive or requirement, or the practice of any Tax Authority, occurring after the Effective Date and exclusively relating to Taxes or Royalties that relate to periods after the Effective Date; or

(d)	the Tax Liability or Royalty Liability, as applicable, would not have arisen but for a transaction, action or omission carried out or effected by any of the Buyer, a Company, or any affiliate of any of them, at any time after the Effective Date, except that this exclusion shall not apply where any such transaction, action or omission is carried out or effected by the Company concerned pursuant to a legally binding commitment created on or before the Effective Date; or

(e)	any Relief from Tax or Royalty previously unutilised is available, or is for no consideration made available by the Seller, to either Company to set-off or otherwise mitigate the Tax Liability or Royalty Liability, as applicable, the subject of such claim or to which the liability relates; or

(f)	the Tax Liability arises in connection with a deductible reserve, under Article 113.3 of the Hydrocarbon Code applicable to such Company’s Interests, from the taxable profits of either Company relating to any under-utilisation of any such deductible reserve; or

(g)	the matter giving rise to the Relevant Claim results in a benefit accruing to any member of the Buyer’s Group (including any right to reduce any present or future liability to Tax, Royalty or otherwise) in which case, the Relevant Claim shall only be reduced by the amount of such benefit; or

(h)	it relates to income, profits, gains, production, acts or transactions of either Company arising after the Effective Date; or

(i)	the provisions of paragraph 6 are applicable to the relevant Tax or Royalty (in which case the provisions of paragraph 6 of this Schedule 7 apply only and not paragraph 1.1 of this Schedule 7).

2.2	The provisions of paragraph 2.1 shall also operate to limit or reduce the liability of the Seller in respect of claims under the Warranties set forth in paragraph 8 of Part I of Schedule 3 and any other Warranty insofar as it relates to Tax or Royalty.

3.	NOTIFICATION OF CLAIMS AND CONDUCT OF DISPUTES

The provisions of paragraph 4 of Schedule 4 shall apply to this Schedule 7.

4.	RECOVERY FROM THIRD PARTIES/TAX SAVINGS

The provisions of paragraph 5 of Schedule 4 shall apply to this Schedule 7.

5.	TAX RETURNS

With respect to any Tax returns, notices or elections required to be filed by or with respect to either Company (the “Company Returns”):

(a)	the Seller shall cause the Companies to prepare all such Company Returns that are required to be filed prior to the Closing Date provided that the Seller shall cooperate and consult with the Buyer in the preparation of Company Returns which relate to any Tax year of which the whole or part falls after the Effective Date and provide the Buyer with no less than five (5) Business Days notice before submitting any such Company Returns to the applicable Tax Authorities during which five (5) Business Day period the Seller shall take into account the Buyer’s reasonable requests relating to such Company Returns;

(b)	the Buyer shall prepare all Company Returns that are required to be filed on or after the Closing Date and shall pay or cause the Companies to pay all Taxes shown to be due on such Tax Returns provided that the Buyer shall cooperate and consult with the Seller in the preparation of Company Returns which relate to any Tax year of which the whole or part falls prior to the Effective Date and provide the Seller with no less than thirty (30) days notice before submitting any such Company Returns to the applicable Tax Authorities during which thirty (30) day period the Buyer shall take into account the Seller’s reasonable requests relating to, such Company Returns.

6.	TUNISIAN TAX AND ROYALTY AUDIT

(a)	On December 29, 2010, Pioneer Tunisia received a Notification of Tax Audit Results from the Tunisia Ministry of Finance for the years 2006, 2007, 2008 and (in the case of amounts other than income taxes) 2009. The audit covered the following taxes and resulted in proposed adjustments to income taxes, quarterly provisional advances, royalty, VAT, withholding taxes, promotional fund for social housing salaries, training taxes on salaries and taxes to local communities (the “Tax and Royalty Audit Adjustments”).

(b)	Seller will cause appropriate provisions to be recorded in the 2010 Accounts in respect of the Tax and Royalty Audit Adjustments in accordance with US GAAP.

(c)	If the ultimate liability in respect of the Tax and Royalty Audit Adjustments exceeds the provision therefor in the 2010 Accounts, Seller will pay to Buyer the amount by which such ultimate Liability exceeds the provision therefor in the 2010 Accounts (with application of the de minimis amount in paragraph 1.1(a) of Schedule 4 (of $350,000) but without application of the threshold in paragraph 1.1(b) of Schedule 4).

(d)	If the ultimate liability in respect of the Tax and Royalty Audit Adjustments is less than the provision therefor in the 2010 Accounts, Buyer will pay to Seller the amount by which the provision therefor in the 2010 Accounts exceeds such ultimate liability (with application of the de minimis amount in paragraph 1.1(a) of Schedule 4 (of $350,000) but without application of the threshold in paragraph 1.1(b) of Schedule 4).

(e)	The provisions of this paragraph 6 shall represent the Parties’ sole rights and obligations with respect to the Tax and Royalty Audit Adjustments but nothing in this paragraph 6(e) is a limitation on Schedule 4 except as expressly provided in this paragraph 6.

IN WITNESS WHEREOF the Parties have executed this Agreement on the date first written above.

SIGNED IN IRVING, TEXAS BY Richard P. Dealy for and on behalf of	/s/ Richard P. Dealy
Pioneer Natural Resources USA, Inc.
Richard P. Dealy
SIGNED BY

for and on behalf of OMV (Tunesien) Production GmbH	/s/ Andreas Aigner
(under a power of attorney dated 30 December 2010)	Andreas Aigner